Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
Paymentus Holdings, Inc., PAYMENTUS GROUP, INC., PEACOCK MERGER SUB, LLC, paYveris, LLC, and Shareholder Representative services LLC, AS THE EQUITYHOLDERS' REPRESENTATIVE

TABLE OF CONTENTS

Page

Article 1 Basic Transaction		1
1.1	Agreement to Merge	1
1.2	Effect of the Merger	2
1.3	Certificate of Formation and Limited Liability Company Agreement	2
1.4	Managers and Officers	2
1.5	The Closing	2
1.6	Merger Consideration	3
1.7	Further Assurances	4
1.8	Deliveries by the Company and Equityholders	5
1.9	Deliveries by Buyer	5
1.10	Allocation Schedule	7
1.11	Withholding Rights	7
1.12	Option Payments	8
1.13	Pre-Closing Reorganization	9
1.14	Conversion of Capital Stock	9
1.15	Appraisal Rights	10
1.16	Unit Exchange	10
1.17	Repaid Indebtedness	11
1.18	Company PPP Loan	12
Article 2 Conditions to Obligation of Buyer and Merger Sub		13
2.1	Representations and Warranties	13
2.2	Performance of Covenants	13
2.3	No Material Adverse Effect	13
2.4	Proceedings and Legal Requirements	13
2.5	Consents	14
2.6	Officer's Certificate	14
2.7	Corporate Documents	14
2.8	Support Agreements	14
2.9	Option Cancellation Agreements	14
2.10	Pre-Closing Exchange. The Pre-Closing Exchange has occurred.	14
2.11	Other Closing Documents	14
Article 3 Conditions to Obligation of the Company		14
3.1	Representations and Warranties	14
3.2	Performance of Covenants	14
3.3	Proceedings and Legal Requirements	14
3.4	Officer's Certificate	15
3.5	Other Closing Documents	15
Article 4 Representations and Warranties of the Company		15
4.1	Organization; Authority; Authorization	15
4.2	Capital Stock, Options and Related Matters.	16
4.3	Subsidiaries: Investments	16
4.4	Noncontravention	16
4.5	Financial Statements	17

4.6	Absence of Undisclosed Liabilities	17
4.7	Assets	17
4.8	Tax Matters	18
4.9	Contracts and Commitments	19
4.10	Intellectual Property Rights	22
4.11	Litigation	23
4.12	Brokerage	23
4.13	Insurance	23
4.14	Employees	24
4.15	Employee Benefit Plans	25
4.16	Compliance with Laws	27
4.17	Affiliated Transactions	27
4.18	Customers and Suppliers	27
4.19	Real Property	28
4.20	Environmental Matters	29
4.21	Absence of Certain Developments	29
4.22	Officers, Directors and Bank Accounts	32
4.23	Indebtedness and Guarantees	32
4.24	Anti-Corruption; Anti-Money Laundering; Export Compliance	32
Article 5 Representations and Warranties of Parent and Buyer		33
5.1	Organization; Authority	33
5.2	Authorization of Transaction	33
5.3	Noncontravention	34
5.4	Financing	34
5.5	Securities Matters	34
5.6	Brokerage	35
Article 6 Additional Agreements		35
6.1	Conduct of the Company	35
6.2	Access	36
6.3	Press Releases	37
6.4	[Reserved.]	37
6.5	Expenses	37
6.6	Tax and Related Matters	37
6.7	Confidentiality	40
6.8	Exclusivity	41
6.9	Release	41
6.10	Director and Officer Liability and Indemnification and Insurance	42
6.11	W-9 Delivery	43
6.12	NYSE Listing	43
6.13	Parent Restricted Stock Units	43
Article 7 REMEDIES FOR BREACHES OF THIS AGREEMENT AND OTHER MATTERS		43
7.1	Survival	43
7.2	Indemnification Provisions for Benefit of Buyer	44
7.3	Indemnification Provisions for Benefit of the Equityholders	45
7.4	Matters Involving Third Parties	45
7.5	Manner of Payment	46
7.6	Insurance Recovery	47

7.7	Exclusive Remedy	47
Article 8 TERMINATION		47
8.1	Termination	47
8.2	Effect of Termination	48
Article 9 Certain Definitions		48
9.1	Additional Definitions	64
Article 10 Miscellaneous		65
10.1	Equityholders' Representative	65
10.2	No Additional Representations; Disclaimer	67
10.3	Specific Performance	68
10.4	No Third Party Beneficiaries	68
10.5	Entire Agreement	68
10.6	Successors and Assigns	69
10.7	Counterparts; Delivery by Facsimile or PDF	69
10.8	Descriptive Headings	69
10.9	Notices	69
10.10	Governing Law	70
10.11	Amendments and Waivers	70
10.12	Incorporation of Schedules	70
10.13	Construction	70
10.14	Severability of Provisions	70
10.15	Provision Respecting Legal Representation	70
10.16	Consent to Jurisdiction	71
10.17	WAIVER OF JURY TRIAL	71

Schedules

Schedule 1.8(d) - Evidence of Termination of Agreements

Schedule 1.17 - Repaid Indebtedness

Schedule 2.5 - Filings, Notices, Licenses and Third Party Consents

Schedule 4.1 - Organization; Authority; Authorization

Schedule 4.2(a) - Capitalization of Acquired Companies

Schedule 4.2(b) - Options

Schedule 4.2(b) - Voting Agreements & Restrictions on Transfer

Schedule 4.3 - Subsidiaries; Investments

Schedule 4.4 - Noncontravention

Schedule 4.5 - Financial Statements

Schedule 4.6 - Undisclosed Liabilities

Schedule 4.7 - Assets

Schedule 4.8 - Tax Matters

Schedule 4.9 - Contracts and Commitments

Schedule 4.10 - Intellectual Property

Schedule 4.11 - Litigation

Schedule 4.12 - Brokerage

Schedule 4.13 - Insurance

Schedule 4.14 - Employees

Schedule 4.15 - Employee Benefit Plans

Schedule 4.16 - Compliance with Laws; Permits

Schedule 4.17 - Affiliate Transactions

Schedule 4.18 - Customer and Suppliers

Schedule 4.19 - Leased Real Property

Schedule 4.20 - Environmental Matters

Schedule 4.21 - Absence of Certain Developments

Schedule 4.22 - Officers, Directors and Bank Accounts

Schedule 4.23 - Indebtedness and Guarantees

Schedule 4.24 - Anti-Corruption; Anti-Money Laundering; Export Compliance

Schedule 6.1 - Conduct of the Company

Schedule 9.01(a) - Principal Equityholders

Schedule 9.01(b) - Specified Management Equityholders and Specified Restricted Share Agreements

Schedule 10.9 - Notices

Exhibits

Exhibit A - Certificate of Merger

Exhibit B - Letter of Transmittal (Form)

Exhibit C - Allocation Methodologies

Exhibit D - Allocation Schedule

Exhibit E - Lock Up Agreement (Form)

Exhibit F - Net Working Capital Example

Exhibit G - Option Cancellation Agreement (Form)

Exhibit H - Support Agreement (Form)

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made as of August 9, 2021, by and among Paymentus Group, Inc., a Delaware corporation ("Buyer"), Paymentus Holdings, Inc., a Delaware corporation ("Parent"), Peacock Merger Sub, LLC, a Delaware limited liability company ("Merger Sub"), PayVeris, LLC, a Delaware limited liability company (the "Company"), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative for the Equityholders (the "Equityholders' Representative").

WHEREAS, the Acquired Companies are engaged in the business of providing a technology platform enabling financial institutions to provide digital money movement capabilities to the financial institution's customers through any application or device (the "Business");

WHEREAS, the Unitholders collectively own 100% of the issued and outstanding Units;

WHEREAS, the Optionholders hold all of the issued and outstanding Options in the amounts and with the exercise prices set forth on Schedule 4.2(b);

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Buyer, Merger Sub and the Company propose that Merger Sub, a wholly owned Subsidiary of Buyer, will merge with and into the Company (the "Merger") such that the Company continues as the surviving entity of the Merger and becomes a wholly owned Subsidiary of Buyer;

WHEREAS, the board of directors of Buyer and the managing member of Merger Sub have approved the Merger, this Agreement and the other transactions contemplated hereby;

WHEREAS, the board of managers of the Company has approved the Merger, this Agreement and the other transactions contemplated hereby and deemed it advisable and in the best interest of the Equityholders, and the Company Member Approval and Company Preferred Member Approval have each been obtained from the requisite Equityholders; and

WHEREAS, in connection with the transactions contemplated by this Agreement, each Principal Equityholder has entered into a Support Agreement, dated as of the date hereof, with Buyer; and

WHEREAS, in connection with the transactions contemplated by this Agreement, each Principal Equityholder has entered into a Lock Up Agreement, dated as of the date hereof, with Parent, which shall become effective only and automatically upon the Closing.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article 1
Basic Transaction

1.1 Agreement to Merge. Subject to the terms and conditions of this Agreement, and in accordance with the Delaware Limited Liability Company Act ("DLLCA"), at the Effective Time, Merger Sub will merge with and into the Company. Buyer, Merger Sub and the Company will cause a certificate of merger in substantially the form attached hereto as Exhibit A (the "Certificate of Merger") to be properly executed and filed on the Closing Date with the Secretary of State of the State of Delaware. The "Effective

Time" will be the time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware and has become effective in accordance with the DLLCA or such later time as may be specified in the Certificate of Merger.

1.2 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DLLCA. Subject to the foregoing, from and after the Effective Time, the Surviving Company will possess and be vested with all assets, rights, privileges, powers and franchises and be subject to all the liabilities, restrictions, disabilities and duties of the Company and Merger Sub. From and after the Effective Time, the separate limited liability company existence of Merger Sub will cease and the Company will continue as the surviving limited liability company in the Merger (the Company, as the surviving limited liability company in the Merger, sometimes being referred to herein as the "Surviving Company").

1.3 Certificate of Formation and Limited Liability Company Agreement.

(a) The certificate of formation of the Company will be amended and restated immediately following the Effective Time as set forth in the Certificate of Merger and, as so amended, will be the certificate of formation of the Surviving Company until thereafter changed or amended in accordance with the provisions thereof and applicable Legal Requirements.

(b) The limited liability company agreement of the Surviving Company will be amended and restated in its entirety immediately following the Effective Time into the form of the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time (other than name and date of formation and subject to Section 6.10) (the "Surviving Company LLC Agreement") until thereafter changed or amended in accordance with the provisions thereof, the provisions of the certificate of formation of the Surviving Company and applicable Legal Requirements.

1.4 Managers and Officers. The managers and officers of Merger Sub serving in those positions immediately prior to the Effective Time will become, as of the Effective Time, the managers and officers of the Surviving Company after the Merger, in each case, until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

1.5 The Closing. The closing of the transactions contemplated by this Article 1 (the "Closing") will take place remotely via the electronic exchange and release of documents and signature pages on the second business day following the satisfaction or waiver of all conditions set forth in Article 2 and Article 3 hereof, or at such other place or on such other date as is mutually acceptable to Buyer and the Company; provided, however that the Closing shall not take place prior to September 1, 2021 without the prior written consent of the Company. The date of the Closing hereunder is referred to herein as the "Closing Date."

1.6 Merger Consideration.

(a) For purposes of this Agreement, the "Merger Consideration" means (i) (A) an amount of cash equal to $85,700,000, minus (B) the Closing Indebtedness Amount, minus (C) the aggregate amount of unpaid Company Transaction Expenses as of the Closing, plus (D) the amount, if any, by which the Net Working Capital exceeds the Net Working Capital Target, minus (E) the amount, if any, by which the Net Working Capital is less than the Net Working Capital Target (collectively, the "Cash Merger Consideration"), plus (ii) the Equity Consideration. At least three Business Days prior to the Closing Date, the Company will deliver in writing to Buyer its good faith estimate of the Merger Consideration (the "Estimated Merger Consideration") based upon the most recent reasonably ascertainable financial information of the Company (which estimate will specifically set forth the various components of the Merger Consideration as set forth in the various clauses of Section 1.6(a) and will provide a four (4) week post-Closing cash forecast of the Company). The Estimated Merger Consideration will be subject to Buyer's prompt review and comment, in which the Company shall consider any such comment to the Estimated Merger Consideration in good faith; provided, however, that in the event the Company and Buyer are unable to resolve in good faith any items of disagreement with respect to the Estimated Merger Consideration, in no event shall the Company be obligated to reflect Buyer's position with respect to such item of disagreement in its calculation of the Estimated Merger Consideration. The Company will timely provide to Buyer such supporting documentation as Buyer may reasonably request in connection with Buyer's review of the Estimated Merger Consideration.

(b) As soon as practicable and in any event not later than 90 days after the Closing, Buyer will cause to be prepared and delivered to the Equityholders' Representative a statement setting forth Buyer's calculation of the Cash Merger Consideration (the "Closing Statement"). Buyer will make the work papers, back-up materials and books and records used in preparing the Closing Statement available to the Equityholders' Representative at commercially reasonable times and upon reasonable notice. As soon as is reasonably practicable, but in any event within 30 days following the receipt of the Closing Statement, the Equityholders' Representative will complete a review of the Closing Statement and will inform Buyer in writing that the Closing Statement is acceptable or object to the Closing Statement in writing, setting forth a specific description of the Equityholders' Representative's objections and an alternate calculation of each such objected item. If the Equityholders' Representative does not so timely object to the Closing Statement, then the Equityholders' Representative (on behalf of itself and the Equityholders) will be deemed to have accepted the Closing Statement. If the Equityholders' Representative so objects to the Closing Statement and, after reasonable and good faith efforts by Buyer and the Equityholders' Representative to reach agreement on the disputed items or amounts, Buyer does not agree with the Equityholders' Representative's objections or such objections are not resolved on a mutually agreeable basis within 30 days of Buyer's receipt of such objections, any such disagreements will be promptly submitted by either party to Grant Thorton LLP (the "Accounting Firm"); provided, however, that if the Accounting Firm is unable to perform the services as set forth in this Section 1.6, Buyer and the Equityholders' Representative shall engage a mutually agreed upon nationally recognized independent public accounting firm, which shall serve as the Accounting Firm for all purposes set forth in this Section 1.6. The Accounting Firm shall act as an expert and not as an arbitrator and shall determine, based solely on the written submissions by Equityholders' Representative and Buyer, and not by independent review, only those disputed items submitted. The Accounting Firm shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or the Equityholders' Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Equityholders' Representative, on the other hand. Buyer and the Equityholders' Representative will instruct the Accounting Firm to resolve such dispute as soon as practicable, and in any event within 30 days after submission of the dispute by the parties. The decision of the Accounting Firm will be final and binding upon the Equityholders' Representative (on behalf of itself and the Equityholders) and Buyer. The fees and expenses of the Accounting Firm (i) shall be borne by the Equityholders' Representative (on behalf of the

Equityholders), in the proportion that the aggregate dollar amount of disputed items submitted thereto for resolution that are unsuccessfully disputed by the Equityholders' Representative (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such submitted disputed items and (ii) shall be borne by Buyer in the proportion that the aggregate dollar amount of disputed items submitted thereto for resolution that are successfully disputed by the Equityholders' Representative (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such submitted disputed items. Buyer and the Equityholders' Representative agree to execute, if requested by the Accounting Firm, a reasonable engagement letter, including customary indemnification provisions in favor of the Accounting Firm, and Buyer and the Equityholders' Representative will each be responsible for 50% of any such indemnification obligations.

(c) If the Cash Merger Consideration as finally determined pursuant to Section 1.6(b) (the "Final Cash Merger Consideration") is greater than the Estimated Cash Merger Consideration (such excess, the "Adjustment Amount"), then, within five business days after the determination of the Final Cash Merger Consideration, subject to Section 1.12(c), Buyer will pay to the Paying Agent (on behalf of and for further distribution to the Equityholders in respect of their Allocated Share), by wire transfer of immediately available funds, the lesser of (i) the Adjustment Amount and (ii) the Adjustment Escrow Amount, and thereafter Buyer and the Equityholders' Representative will direct the Escrow Agent to pay to the Paying Agent (on behalf of and for further distribution to the Equityholders in respect of their Allocated Share), by wire transfer of immediately available funds, the funds then held in the Adjustment Escrow Account.

(d) If the Estimated Cash Merger Consideration is greater than the Final Cash Merger Consideration (such excess, the "Excess Amount"), then, first, Buyer and the Equityholders' Representative will direct the Escrow Agent to pay to Buyer, by wire transfer of immediately available funds to an account designated by Buyer, the Excess Amount from the Adjustment Escrow Account, and second, subject to Section 1.12(c), Buyer and the Equityholders' Representative will direct the Escrow Agent to pay to the Paying Agent (on behalf of and for further distribution to the Equityholders in respect of their Allocated Share), by wire transfer of immediately available funds, the then remaining funds held in the Adjustment Escrow Account, if any, following the payment of the Excess Amount. The Adjustment Escrow Account shall be Buyer's sole source of recovery for the Excess Amount.

(e) The Parties will treat all payments required pursuant to Section 1.6(c) and Section 1.6(d) as adjustments to the Merger Consideration for Tax purposes to the extent permitted by applicable law.

(f) In the event (x) Buyer fails to deliver to the Equityholders' Representative the Closing Statement within 90 days from the Closing Date in accordance with Section 1.6(b), (y) the Equityholders' Representative provides written notice to Buyer of its failure to deliver the Closing Statement and (z) Buyer does not deliver the Closing Statement within five (5) days following receipt of such notice, then, the Equityholders' Representative in its sole discretion, may retain (at the sole cost and expense of Buyer) a nationally recognized independent accounting firm to analyze the Company's work papers, back-up materials and books and records, determine the calculation of, and prepare, the Closing Statement consistent with the provisions of Section 1.6(b), the determination of such accounting firm being conclusive, final and binding on the parties hereto absent manifest error; provided, however, that, notwithstanding the foregoing, the Equityholders' Representative reserves any and all other rights granted to it in this Agreement with respect to any and all matters relating to the Closing Statement. Buyer shall promptly reimburse the Equityholders' Representative upon its request for all fees, costs and expenses incurred by the Equityholders' Representative in connection with the foregoing.

1.7 Further Assurances. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action

(including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Article 7).

1.8 Deliveries by the Company and Equityholders. At the Closing, the Company will deliver, or procure delivery to Buyer of:

(a) all of the Company's books and records of any kind or nature not in the possession of the Company;

(b) the resignations, effective as of the Closing, of each director and officer of the Acquired Companies as requested by Buyer prior to the Closing;

(c) good standing certificates for each Acquired Company from its jurisdiction of organization, in each case dated no more than 15 days prior to the Closing Date;

(d) evidence of the termination of the agreements set forth on Schedule 1.8(d);

(e) the Escrow Agreement, executed by the Equityholders' Representative and the Escrow Agent;

(f) the PPP Escrow Agreement, executed by the Company and the PPP Lender;

(g) the Paying Agent Agreement, executed by the Equityholders' Representative and the Paying Agent;

(h) a resolution entered into by the board of managers of the Company, terminating the Share Plans; and

(i) invoices from any Person that will be paid Company Transaction Expenses pursuant to Section 1.9(g) (collectively, the "Invoices"), to be provided to Buyer no later than three days prior to the Closing, which will provide that such Person will have been paid in full upon receipt of the amount in such invoice.

1.9 Deliveries by Buyer. At, or prior to the Closing:

(a) Buyer will deliver (or cause to be delivered) by wire transfer of immediately available funds a portion of the Closing Cash Merger Consideration payable to the Unitholders (assuming for this purpose all Unitholders that are not Consented Equityholders are Accredited Investors), to the Paying Agent, to be distributed by Paying Agent pursuant to the terms of this Agreement and the terms and conditions of the Paying Agent Agreement; provided that the Paying Agent will allocate and pay the portion of the Closing Cash Merger Consideration payable to the Unitholders in accordance with the Allocation Schedule; provided, however, that the amounts required to be retained by the Company under the Specified Restricted Share Agreements with respect to the Units issued to the Specified Management Equityholders thereunder shall be withheld from the proceeds payable to such Specified Management Equityholders (the "Specified Management Withheld Proceeds") and paid to an account designated by Buyer and any AI Holdback Amount shall be withheld from the proceeds payable to all Consented Equityholders that are Accredited Investors and paid to an account designated by Buyer in accordance with Section 1.14(a). The Specified Management Withheld Proceeds will become payable (if at all) pursuant to each Specified Management Equityholder's Specified Restricted Share Agreement. Any portion of the Specified Management Withheld Proceeds that is forfeited by a Specified Management Equityholder pursuant to such

x

Specified Management Equityholder's Specified Restricted Share Agreement (collectively, the "Forfeited Management Proceeds") shall be distributed by Buyer to the Equityholders in accordance with each such Equityholder's Allocated Share (net of applicable withholdings, if any). Subject to Section 1.12(c), such Forfeited Management Proceeds shall be distributed by Buyer to the Paying Agent (for further distribution to the Equityholders) promptly after the determination that such Specified Management Withheld Proceeds have been forfeited.

(b) Buyer will deliver (or cause to be delivered) the portion of the Closing Cash Merger Consideration that is equal to the Cash Option Payments payable as of the Closing (assuming for this purpose all Optionholders that are not Consented Equityholders are Accredited Investors), by wire transfer of immediately available funds, to Paying Agent for distribution by the Paying Agent to (i) the Non-Employee Option Holders and (ii) the Company, which amount the Company (or the Company's payroll provider) shall pay to the Employee Option Holders through the Company's standard payroll practices, in each case in accordance with the Allocation Schedule and subject to such Optionholder’s execution and delivery of an Option Cancellation Agreement in accordance with Section 1.12(a);

(c) Parent will deliver (or cause to be delivered by its transfer agent) to Buyer, and Buyer will deliver (or cause to be delivered), the portion of the Equity Consideration that is equal to the Equity Option Payments to the Optionholders that are entitled thereto pursuant to Section 1.12(a) in accordance with the Allocation Schedule and have executed and delivered an Option Cancellation Agreement (including an executed (x) Accredited Investor questionnaire stating that such Optionholder is an Accredited Investor and (y) Lock Up Agreement as set forth therein), at least two Business Days prior to the Closing;

(d) Parent will deliver (or cause to be delivered by its transfer agent) to Buyer, and Buyer will deliver (or cause to be delivered), the Equity Consideration to each Unitholder entitled thereto that has executed (i) a Letter of Transmittal, (ii) an Accredited Investor questionnaire stating that such Unitholder is an Accredited Investor, (iii) a Lock Up Agreement and (iv) in the case of Principal Equityholder (as defined herein), a joinder to the Registration Rights Agreement, at least two Business Days prior to the Closing, such Unitholder's portion of the Equity Consideration in accordance with the Allocation Schedule;

(e) Buyer will deliver (or cause to be delivered) by wire transfer of immediately available funds (i) an amount equal to the Adjustment Escrow Amount to the Escrow Agent to be held in a separate escrow account (the "Adjustment Escrow Account") and (ii) an amount equal to the Indemnification Escrow Amount to the Escrow Agent to be held in a separate escrow account (the "Indemnification Escrow Account"), in each case pursuant to the terms of the Escrow Agreement;

(f) Buyer will deliver (or cause to be delivered) by wire transfer of immediately available funds an amount equal to the PPP Escrow Amount to the PPP Lender to be held in an escrow account pursuant to the terms and conditions of the PPP Escrow Agreement;

(g) Buyer will pay (or cause to be paid) the unpaid Company Transaction Expenses as of the Closing, by wire transfer of immediately available funds, to the bank accounts designated in the Invoices;

(h) Buyer will deliver (or cause to be delivered) to the Equityholders' Representative by wire transfer of immediately available funds an amount equal to the Equityholders' Representative Expense Fund Amount;

(i) Buyer will deliver the Escrow Agreement, executed by Buyer;

(j) Buyer will deliver the Paying Agent Agreement, executed by Buyer; and

(k) Buyer will pay (or cause to be paid), by wire transfer of immediately available funds, the amounts specified in the Payoff Letters to the holders of the Repaid Indebtedness (as identified in the Payoff Letters).

1.10 Allocation Schedule. Buyer shall be entitled to rely on, and will have no Liability to any Equityholder for relying on, the Allocation Schedule and other written payment instructions delivered to Buyer by the Company or Equityholders' Representative in making (i) payments of the portion of the Closing Cash Merger Consideration and Equity Consideration payable to each Equityholder as set forth on the Allocation Schedule, (ii) any payments of Additional Merger Consideration calculated based on the Allocated Share, and (iii) any payments of the Forfeited Management Proceeds calculated based on the Allocated Share. The parties acknowledge and agree that payments made in accordance with the Allocation Schedule and other such written payment instructions delivered to Buyer or the Paying Agent by the Company or Equityholders' Representative, will satisfy Buyer's payment obligations hereunder with respect to the Merger Consideration. Subject to actual payment of the amounts owed to the Equityholders pursuant to the terms of this Agreement, Buyer will have no Liability to any Equityholder or to any other Person with respect to any claim that the amounts payable or paid are incomplete or inaccurate or will have been allocated in any manner other than as set forth in the Allocation Schedule or any other schedule to be provided hereunder, and no Equityholder will seek recourse and each Equityholder hereby waives, on behalf of itself and any of its Affiliates, any recourse against Buyer or any of its Affiliates (including the Acquired Companies following the Closing) in connection with any calculation, allocation or payment of the Merger Consideration hereunder.

1.11 Withholding Rights. Notwithstanding any other provision in this Agreement, Buyer (or any of its Affiliates), any Acquired Company or their respective designees will be entitled to withhold and deduct from any amounts payable pursuant to this Agreement such amounts as Buyer (or any of its Affiliates), any Acquired Company or their respective designees are required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax law, and to request any reasonably necessary Tax forms including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information for the purpose of determining whether and the extent to which such withholding is required, provided that, (i) other than with respect to the Option Payments, Buyer (or any of its Affiliates), any Acquired Company or their respective designees, as applicable, shall give the Company (if prior to Closing) or Equityholders' Representative (if after the Closing) at least three (3) Business Days' prior written notification of its intention to make any such deduction or withholding (other than any withholding with respect to amounts that are treated as compensatory for U.S. federal income tax purposes or that is attributable to a failure to deliver the deliverables described in Section 6.11) and shall cooperate with the Company (if prior to Closing) or the Equityholders' Representative (if after Closing) to mitigate, reduce or eliminate any such deduction or withholding to the extent permitted by applicable Tax law and (ii) all amounts required to be withheld from the Option Payments will be withheld from the Closing Cash Merger Consideration payable to such Optionholder. To the extent that amounts are so withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. The Company and Buyer shall reasonably cooperate, as and to the extent reasonably requested by any of the foregoing, in connection with the computation and verification of any amounts required to be withheld, including any "amount realized" with respect to the transactions contemplated by this Agreement, and as determined under Code Section 1446(f) (including by providing a certification described in Reg § 1.1446(f)-2(c)(2)(ii) or other information necessary to determine any amount included in amounts realized pursuant to Treasury Regulation Section 1.752-1(h) in respect of any non-U.S. Equityholder in accordance with Section 6.11 hereof), provided that for purposes of determining the amount realized with respect to any Equity Consideration to any non-U.S. Equityholder

delivered pursuant to this Agreement, the parties agree that the Equity Consideration shall be deemed to have a fair market value equal to the Parent Trading Price.

1.12 Option Payments. Except as otherwise agreed between any Optionholder and Buyer in writing:

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of any party, each Vested Option issued and outstanding immediately prior to the Effective Time shall terminate and be automatically cancelled, and converted into, and represent only, the right to receive, subject to the execution and delivery of an Option Cancellation Agreement by the applicable Optionholder, (i) if such Optionholder is not an Accredited Investor, an amount in cash, without interest and subject to applicable Tax deductions, equal to the amount, if any, by which (x) the Allocable Portion of the Closing Merger Consideration attributable to such Vested Option exceeds (y) the per unit exercise price of such Vested Option as of immediately prior to the Effective Time, plus the Allocated Share of the Additional Merger Consideration and Forfeited Management Proceeds (in each case payable as provided in Sections 1.6(c) and 1.9), in each case as set forth on the Allocation Schedule, and (ii) in the event such Optionholder is an Accredited Investor, the Allocable Portion of the Closing Merger Consideration (consisting of a portion of the Closing Cash Merger Consideration and Equity Consideration), without interest and subject to applicable Tax deductions, equal to the amount, if any, by which (x) the Allocable Portion of the Closing Merger Consideration attributable to such Vested Option exceeds (y) the per unit exercise price of such Vested Option as of immediately prior to the Effective Time, plus the Allocated Share of the Additional Merger Consideration and Forfeited Management Proceeds (in each case payable as provided in Sections 1.6(c) and 1.9), in each case as set forth on the Allocation Schedule (the amounts payable in cash described in this Section 1.12(a), the "Cash Option Payments", the amounts payable in Equity Consideration described in this Section 1.12(a) the "Equity Option Payments", XE "Option Payments" and collectively, the "Aggregate Options Proceeds" XE "Option Payment" ).

(b) As of the Effective Time, by virtue of the Merger and without any action on the part of any party, each Unvested Option issued and outstanding immediately prior to the Effective Time shall terminate and be automatically cancelled for no consideration.

(c) As of the Effective Time, all Options will cease to exist and no Optionholder will have any right with respect to any Option, other than the right of Optionholders holding Vested Options to receive the Aggregate Options Proceeds relating to each such Vested Option. The Cash Option Payments shall be paid to each Optionholder that has executed and delivered an Option Cancellation Agreement by Buyer as follows: (i) the Cash Option Payments payable to each Employee Option Holder shall be paid to the Company (or the Company’s payroll provider) for further distribution through the Company's payroll (less applicable withholdings and deductions) and (ii) the Cash Option Payments payable to each Non-Employee Option Holder shall be paid to the Paying Agent for further distribution to such Non-Employee Option Holder. With respect to Equity Option Payments payable to an Optionholder that is an Accredited Investor and has executed and delivered an Option Cancellation Agreement Parent will deliver (or cause to be delivered by its transfer agent) to Buyer, and Buyer will deliver (or cause to be delivered), the portion of the Equity Consideration that is payable to such Optionholder in accordance with Section 1.12(a) and the Allocation Schedule.

(d) The amounts set forth in this Section 1.12 shall constitute the sole consideration payable in respect of all Options, and no additional consideration shall be paid in respect of any Options. Promptly after the execution of this Agreement and prior to the Effective Time, the Company and its board of managers shall take all necessary actions to cause (i) each Option to be treated in accordance with this Section 1.12, and (ii) Buyer and its Affiliates not to have any liability with respect to the Options except as specifically provided under this Agreement.

1.13 Pre-Closing Reorganization. As of immediately prior to the Effective Time, and prior to the conversion of Capital Stock of the Company set forth in Section 1.14, automatically and without any further action of any Person, each Credit Union Member’s Interests (as defined in the Tech Holdings LLC Agreement and denominated as “Shares” therein) in PayVeris Tech Holdings, LLC, a Delaware limited liability company (“Tech Holdings”), shall be exchanged for the same number and class(es) of Units that such Credit Union Member would be entitled to receive pursuant to the terms and conditions set forth in that certain Fourth Amended and Restated Operating Agreement, dated January 22, 2021 (the “Tech Holdings LLC Agreement”) of Tech Holdings, and the Operating Agreement, as if a Mandatory Exchange had occurred (the “Pre-Closing Exchange”). The Units issued to each Credit Union Member in the Pre-Closing Exchange shall be deemed to have been issued by the Company to such Credit Union Member as of the date(s) the Interests exchanged for such Units were first acquired by such Credit Union Member, including with respect to the calculations of Accruing Dividends (as defined on the Operating Agreement), liquidation preference and the Allocable Portion of the Closing Merger Consideration with respect to such Units.

1.14 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a) Each Unit (and the membership interests represented thereby) issued and outstanding as of immediately prior to the Effective Time and all rights in respect thereof shall, by virtue of the Merger and without any action on the part of the holder thereof, forthwith cease to exist and be converted into and represent the right to receive an amount of cash, without interest, and/or the number of Parent Shares equal to the Allocable Portion of the Closing Merger Consideration attributable to such Unit (which, for the avoidance of doubt, will vary depending on (i) whether the applicable Equityholder is an Accredited Investor, (ii) whether the applicable Equityholder is a Designated Equityholder or that is not an Accredited Investor, in which case such Equityholder shall only receive cash consideration) and (iii) the designation and participation threshold, if any, of such Unit,) plus any Additional Merger Consideration attributable to such Unit, plus any Forfeited Management Proceeds attributable to such Unit, in each case, in accordance with the Allocation Schedule; provided in the case of any Specified Management Equityholder, subject to the terms of such Specified Management Equityholder's Specified Restricted Share Agreement. After the Effective Time, there will be no transfers of Units on the unit transfer books of the Company or the Surviving Company. Notwithstanding anything herein to the contrary, in the event that the Consented Percentage is less than 95%, the Closing Cash Merger Consideration payable to the Consented Equityholders that are Accredited Investors shall be reduced by the AI Holdback Amount and such amount shall be retained by Buyer. Following the Closing, the portion of the Closing Merger Consideration payable to any Equityholder that is not an Accredited Investor that would have been paid to such Equityholder in the form of Equity Consideration if such Equityholder had been an Accredited Investor will be paid by Buyer, of which amount paid by Buyer the portion paid from the AI Holdback Amount shall be the AI Holdback Sharing Percentage of such amount paid. Within five business days following the delivery of the Closing Statement, Parent will deliver (or cause to be delivered by its transfer agent) to Buyer, and Buyer will deliver (or cause to be delivered), to the Consented Equityholders that are Accredited Investors in accordance with the Allocation Schedule (i) a number of Parent Shares with a value (calculated based on the Parent Trading Price) equal to the aggregate amount of the AI Holdback Amount used to pay the Equityholders that are not Accredited Investors pursuant to the preceding sentence, and (ii) the residual amount of the AI Holdback Amount in cash that has not been used by Buyer to make payments to Equityholder that are not Accredited Investors pursuant to the preceding sentence. The Consented Equityholders shall not be liable for any cash payments to Equityholders that are not Accredited Investors pursuant to this Section 1.14(a) in excess of the AI Holdback Amount as provided above.

(b) Each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into an equal number of common units of the Surviving Company as such common units are provided for by the Surviving Company LLC Agreement.

(c) Each Unit that is owned by the Company, Buyer, any Subsidiary of Buyer, including without limitation, Merger Sub, immediately prior to the Effective Time, if any, will be cancelled immediately prior to the Closing and will cease to exist and no payment will be made with respect thereto.

1.15 Appraisal Rights. No Equityholder will be entitled to any dissenters rights, appraisal rights or similar rights in connection with the Merger and the other transactions contemplated hereby.

1.16 Unit Exchange.

(a) Buyer shall effect the exchange of consideration for Units that are entitled to payment pursuant to Section 1.14. After the Effective Time, each Unitholder who has surrendered his, her or its Units pursuant to a duly executed and completed letter of transmittal, substantially in the form attached hereto as Exhibit B, with such changes as the Company and Buyer may mutually agree (a "Letter of Transmittal"), Accredited Investor questionnaire, and Lock Up Agreement (only with respect to Unitholders receiving Equity Consideration) to Buyer, shall be entitled to receive in exchange therefor the portion of the Estimated Merger Consideration in which such Unitholder's Units shall have been converted as a result of the Merger as determined pursuant to Section 1.14 and thereafter, as and when any Additional Merger Consideration is payable in accordance with the terms of this Agreement or the Escrow Agreement, such Unitholder shall be entitled to be paid the Additional Merger Consideration into which such Unitholder's Unit shall have been converted as a result of the Merger as determined pursuant to Section 1.14, and thereafter, as and when any Forfeited Management Proceeds are payable in accordance with the terms of this Agreement, such Unitholder shall be entitled to be paid the Forfeited Management Proceeds into which such Unitholder's Unit shall have been converted as a result of the Merger as determined pursuant to Section 1.14. Surrendered Units shall forthwith be cancelled. Until so surrendered and exchanged, each such Unit will represent solely the right to receive its portion of the Merger Consideration into which it was converted pursuant to Section 1.14. For all purposes of this Agreement and notwithstanding anything to the contrary contained herein, any and all amounts paid by Buyer to the Paying Agent or the Equityholders' Representative (solely with respect to the Equityholders' Representative Expense Fund) for the benefit of the Equityholders hereunder shall be deemed to have been paid to Equityholders and in no event shall Buyer have any further obligation or liability to any Equityholder or the Equityholders' Representative in respect thereof unless such amounts have been delivered to Buyer or the Surviving Company pursuant to Section 1.16(b).

(b) If and to the extent any Unitholder fails to deliver a Letter of Transmittal, Accredited Investor questionnaire and Lock Up Agreement (with respect to Equityholders receiving Equity Consideration) to the Paying Agent or Buyer prior to the one-year anniversary of the Closing Date, any funds received by the Paying Agent as Closing Cash Merger Consideration, Additional Merger Consideration or Forfeited Management Proceeds, and any portion of the Equity Consideration payable to such Unitholder in respect of such Unitholder's Units will, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Company (and any such cash may be commingled with the general funds of Buyer or the Surviving Company, as the case may be), free and clear of all claims or interest of any Person previously entitled thereto (other than the claims of a Unitholder and its heirs, assigns and transferees hereunder) and shall be promptly delivered to the Surviving Company by the Paying Agent, and such Unitholder shall look only to Buyer and the Surviving Company for payment of such amounts. Notwithstanding the foregoing, none of the Equityholders' Representative, Buyer or the Surviving Company will be liable to any Equityholder for any Merger Consideration if delivered to a public official if required pursuant to any applicable abandoned property, escheat or similar applicable Legal Requirements.

(c) For purposes of calculating each Equityholder's Allocable Portion of the Closing Merger Consideration payable with the Equity Consideration, (x) all Units and Options held by each such Equityholder shall be aggregated and (y) the number of shares of Parent Common Stock to be issued to each Equityholder in exchange for such Units and Options held by such Equityholder shall be rounded down to the nearest whole number of shares of Parent Common Stock with cash to be paid in lieu of any fractional shares of Parent Common Stock (with any such cash payments to be made on the same terms as set forth in Section 1.12(c)). No fraction of a share of Parent Common Stock will be issued by virtue of the Merger. Any Equityholder who would be entitled to receive a fraction of a share of Parent Common Stock shall receive an amount of cash equal to the product obtained by multiplying (A) such fraction by (B) the Parent Trading Price, rounded down to the nearest whole cent.

1.17 Repaid Indebtedness. No later than one Business Day prior to the Closing, the Company will cause to be delivered to Buyer final drafts of the Payoff Letters with respect to all Indebtedness of the Company for borrowed money to be repaid in connection with the Closing set forth on Schedule 1.17 (such Indebtedness, the "Repaid Indebtedness"), which shall, upon the execution thereof, (i) provide for the release, upon payment of the amount necessary for the applicable Acquired Company to repay and discharge in full, as of the Closing Date, all obligations outstanding pursuant to such item of Repaid Indebtedness (other than any amounts necessary to secure or otherwise collateralize any obligations under or with respect to any undrawn letters of credit) (such aggregate amount, the "Payoff Amount"), at Closing, of all Liens securing obligations under the Repaid Indebtedness over the properties and assets of the applicable Acquired Company that constitute collateral under the Repaid Indebtedness and any equity interests of an Acquired Company that constitute collateral under the Repaid Indebtedness and (ii) evidence of the termination or other satisfaction, upon receipt of the Payoff Amount at Closing, of all obligations under the Repaid Indebtedness (other than customary indemnity obligations and such other provisions and obligations that customarily survive the payment of the Payoff Amount that expressly survive by their terms).

1.18 Company PPP Loan.

(a) Subject to the terms and conditions of the PPP Escrow Agreement in all respects, the remainder, if any (such amount, the "PPP Forgiven Amount"), of the PPP Escrow Amount (plus any interest, dividends or other distributions paid on or in respect of such amount in accordance with the PPP Escrow Agreement) (collectively, the "PPP Escrow Fund") available after satisfaction in full of all principal and interest outstanding under, and all fees and expenses payable in connection with or other obligations owed to, the PPP Lender or other parties in connection with the Company PPP Loan, following a positive final determination prior to the first anniversary of the date hereof (the "PPP Forgiveness Expiration Date") that the Company's application for PPP Loan forgiveness has been approved and the Company PPP Loan has been forgiven in whole or in part, shall be available for distribution to the Equityholders in accordance with their Allocated Share. The PPP Escrow Fund will be the sole source for repayment in full of the Company PPP Loan, and if for any reason such amount is not sufficient, the Equityholders will be solely responsible in accordance with their respective Allocated Share for payment of, and will pay, any additional amounts to repay the portion of the Company PPP Loan which is not forgiven or any and all fees and expenses payable in connection with or other obligations owed to, the PPP Lender or other parties in connection therewith. If no final determination (whether positive or negative in whole or in part) has been made prior to the PPP Forgiveness Expiration Date, the PPP Escrow Fund will be used to (and the Company and Buyer will, if required, instruct and authorize the PPP Lender to use to the PPP Escrow Fund to) satisfy in full all principal and interest outstanding under, and all fees and expenses payable in connection with or other obligations owed to, the PPP Lender or other parties in connection with the Company PPP Loan, with the Equityholders being liable in accordance with their respective Allocated Share for any amounts in excess thereof.

(b) The Company shall have the right to control the PPP Loan forgiveness process with the PPP Lender and the SBA (including any audit or other proceeding relating to the Company PPP Loan); provided that the Company shall keep Equityholders' Representative reasonably informed and, to the extent permitted by any Legal Requirements, allow Equityholders' Representative to reasonably participate (at the Equityholders' expense) with respect to such process and shall use commercially reasonable efforts to respond to all inquiries and requests for information as may be reasonably made by the PPP Lender and/or the SBA with respect to the Company's applications for forgiveness of the Company PPP Loan. Prior to making any amendment or supplement to the forgiveness application or other submission to the SBA with respect to the Company PPP Loan, the Company shall, to the extent permitted by any Legal Requirements, provide such materials to Equityholders' Representative for its review and comment and shall consider in good faith any such comments thereto. In connection with the defense of any audit or other proceeding in respect of the Company PPP Loan, the Company and Equityholders' Representative shall cooperate in good faith with each other, and the Company shall not settle or otherwise conclude any such audit or other action or proceeding without the prior written consent of Equityholders' Representative (which shall not be unreasonably withheld, conditioned, or delayed) if such settlement or conclusion would reasonably be expected to adversely affect the Equityholders in any material respect. Notwithstanding anything in this Section 1.18 to the contrary, in the event that at any time the Company believes, in its sole discretion, that an adverse determination with respect to such audit or other action or proceeding or the failure to repay the Company PPP Loan would be detrimental in any material respect to any of the Acquired Companies or their Affiliates' reputation or future business prospects, after no less than fifteen (15) days' prior written notice to Equityholders' Representative, then the Company may direct the PPP Lender to cause the Company PPP Loan to be repaid from the PPP Escrow Fund.

(c) The Equityholders acknowledge that Buyer and its Affiliates (including, after the Closing, the Acquired Companies) are not responsible for (and will have no liability for) the impact of the transactions contemplated by this Agreement on the Company PPP Loan or the forgiveness thereof, and whether or not any consent of the PPP Lender is or is not obtained with respect to such transactions (whether before or after Closing). After Closing, other than to cause the PPP Forgiven Amount to be released from the PPP Escrow Fund to Buyer or the Company for further distribution to the Equityholders in accordance with their Allocated Share, and to pay over any PPP Forgiven Amount received by Buyer or the Company (both of which are being done as an accommodation to the Equityholders), if applicable, Buyer and its Affiliates (including the Company and its Subsidiaries after the Closing) make no assurances whether or not any part of the Company PPP Loan will be forgiven, and they will have no Liability to any Equityholder or any of such Equityholder's Affiliates for any matter related to the Company PPP Loan (including in regards to whether or not any part of the Company PPP Loan is forgiven prior to the PPP Forgiveness Expiration Date, or at all, and whether or not there will be, or the amount of, any PPP Forgiven Amount). Except for the obligation of Buyer described in the preceding sentence, as between the Equityholders, on the one hand, and Buyer and its Affiliates (including, after the Closing, the Acquired Companies), on the other hand, all Liabilities associated with the Company PPP Loan, including any obligations to PPP Lender or relating to the establishment or maintenance of the PPP Escrow Fund will be the responsibility of the Equityholders in accordance with their respective Allocated Share.

Article 2
Conditions to Obligation of Buyer and Merger Sub

The obligations of Buyer and Merger Sub to consummate the transactions to be performed by them in connection with the Closing are subject to the satisfaction or waiver of the following conditions as of the Closing:

2.1 Representations and Warranties.

(a) The representations and warranties of the Company contained in Article 4 of this Agreement (other than Fundamental Representations and the first sentence of Section 4.21) shall be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representations and warranties expressly relate to an earlier date (in which case such representations and warranties only need to be true and correct as of such earlier date)), without regard to any "Material Adverse Effect" or "material" qualifications contained therein, except where failures of such representations or warranties to be so true and correct do not have, individually or in the aggregate, a Material Adverse Effect;

(b) the representations and warranties set forth in Section 4.2 shall be true and correct in all but de minimis respects as of the Closing Date as if made anew as of such date; and

(c) the Fundamental Representations (other than the representations and warranties set forth in Section 4.2) contained in Article 4 of this Agreement and the first sentence of Section 4.21 shall be true and correct in all respects as of the Closing Date as if made anew as of such date.

2.2 Performance of Covenants. The Company shall have performed in all material respects all of its covenants and agreements required to be performed by it pursuant to this Agreement prior to the Closing Date.

2.3 No Material Adverse Effect. During the period from the date of this Agreement to the Closing Date, there has been no Material Adverse Effect.

2.4 Proceedings and Legal Requirements. (a) No Action will be pending or threatened before any Governmental Entity in which it is sought to restrain or prohibit or to obtain damages or other relief (including rescission) in connection with the transactions contemplated hereby and (b) the consummation of the transactions contemplated by the Transaction Documents will not be prohibited by any Legal Requirement.

2.5 Consents. All filings, notices, licenses and other consents listed on Schedule 2.5 will have been duly made or obtained.

2.6 Officer's Certificate. The Company shall have delivered to Buyer a certificate to the effect that each of conditions specified in Sections 2.1, 2.2 and 2.3 have been satisfied.

2.7 Corporate Documents. The Company shall have delivered to Buyer (x) copies of resolutions of the Company's board of managers and (y) evidence of the Company Member Approval and Company Preferred Member Approval authorizing and approving this Agreement, certified by an officer of the Company.

2.8 Support Agreements and Letters of Transmittal. Support Agreements and Letters of Transmittal shall have been duly executed and delivered to the Company by the Unitholders holding in the aggregate ninety percent (90%) of the Units on an as-converted basis (excluding the Options), including all of the Credit Union Members.

2.9 Option Cancellation Agreements. Option Cancellation Agreements shall have been duly executed and delivered to the Company by the Optionholders holding in the aggregate ninety (90%) of the Vested Options.

2.10 Pre-Closing Exchange. The Pre-Closing Exchange has occurred.

2.11 Other Closing Documents. Company has delivered to Buyer all of the deliveries required under Section 1.8 and such other documents or instruments as Buyer may reasonably request or as may be required to effect the transactions contemplated hereby.

Buyer and Merger Sub may waive any condition specified in this Article 2 if it executes a writing so stating at or prior to the Closing.

Article 3
Conditions to Obligation of the Company

The obligation of the Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction or waiver of the following conditions as of the Closing:

3.1 Representations and Warranties.

(a) Each of the representations and warranties of Parent, Buyer and Merger Sub set forth in Article 5 shall be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representations and warranties expressly relate to an earlier date (in which case such representations and warranties only need to be true and correct as of such earlier date)), without regard to any "Material Adverse Effect" or "material" qualifications contained therein, except where failures of such representations or warranties to be so true and correct do not have, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

3.2 Performance of Covenants. Buyer and Merger Sub have performed in all material respects all of the covenants and agreements required to be performed by them pursuant to the Transaction Documents on or prior to the Closing Date.

3.3 Proceedings and Legal Requirements. (a) No Action will be pending or threatened before any Governmental Entity in which it is sought to restrain or prohibit or to obtain damages or other relief (including rescission) in connection with the transactions contemplated hereby and (b) the consummation of the transactions contemplated by the Transaction Documents will not be prohibited by any Legal Requirement.

3.4 Officer's Certificate. Buyer and Merger Sub shall have delivered to the Company a certificate to the effect that each of the conditions specified in Sections 3.1 and 3.2 have been satisfied.

3.5 Other Closing Documents. Buyer shall have delivered to the Company all of the deliveries required under Section 1.9 and such other documents or instruments as the Company may reasonably request or as may be required to effect the transactions contemplated hereby.

The Company may waive any condition specified in this Article 3 if they execute a writing so stating at or prior to the Closing.

Article 4
Representations and Warranties of the Company

As a material inducement to Buyer and Merger Sub to enter into and perform their respective obligations under this Agreement, the Company represents and warrants to Buyer and Merger Sub that the statements contained in this Article 4 are true and correct as of the date hereof.

4.1 Organization; Authority; Authorization.

(a) Each of the Acquired Companies is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Acquired Companies is authorized to do business and is in good standing as a foreign limited liability company or other entity in each of the jurisdictions in which its ownership or leasing of property or conduct of business requires it to be qualified, except where the failure to be so authorized or in good standing would not reasonably be expected to have a Material Adverse Effect. The Acquired Companies possess all requisite limited liability company power and authority and all material licenses, permits and authorizations necessary to own, lease and operate its assets, to carry on the Business as now conducted and as currently proposed to be conducted and to carry out the transactions contemplated by this Agreement. Copies of the Acquired Companies' charter documents and limited liability company agreement (or equivalent governing documents), previously provided to Buyer, reflect all amendments made thereto and are correct and complete. No Acquired Company is in material default under, or in violation of any provision of, its charter documents, bylaws or limited liability company agreements (or equivalent governing documents).

(b) The Company has all requisite power, right and authority to, enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party. The managing member, board of managers or similar governing body of the Company has duly approved and authorized the execution and delivery of this Agreement and each of the other Transaction Documents to which the Company is a party or by which the Company is bound and has duly approved the consummation of the transactions contemplated hereby, including the consummation of the Merger, and thereby. No other organizational or other proceedings on the part of the Company is necessary to approve and authorize the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby, including the consummation of the Merger, and thereby. This Agreement and the other Transaction Documents to which the Company is a party or by which the Company is bound, when executed and delivered by the Company in accordance with the terms hereof, will each constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, in each case subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) The Company Member Approval and the Company Preferred Member Approval are the only votes or approvals of the holders of any class or series of Capital Stock of the Company that is necessary to adopt and approve this Agreement, which has been obtained concurrently with or prior to the execution of this Agreement.

4.2 Capital Stock, Options and Related Matters.

(a) Schedule 4.2(a) sets forth all of the authorized Capital Stock of the Acquired Companies by class of capital stock, the number of units or shares of Capital Stock issued and outstanding and the names and percentage ownership of each record owner of such Capital Stock. All of the issued and outstanding Capital Stock of the Acquired Companies has been duly authorized, is validly issued, fully paid and nonassessable, and is held beneficially and of record by the Persons set forth on Schedule 4.2(a), free and clear of all Liens, other than Liens resulting from applicable securities laws.

(b) Schedule 4.2(b) sets forth a complete list of all Options and any other options and rights to purchase any Acquired Company's Capital Stock that are outstanding as of the date hereof, together with the number of shares of Capital Stock subject to such security, the date of grant or issuance, the vesting schedule and the exercise price. Except as set forth on Schedule 4.2(b), all outstanding Options are non-qualified stock options and have been granted under a common plan and pursuant to the standard form of option agreement adopted thereunder. The exercise price per unit for each Option was, on the applicable grant date, no less than the fair market value of such unit of Capital Stock on such date. Correct and complete copies of all agreements and instruments relating to the grant of Options have been furnished to Buyer, such agreements and instruments have not been materially amended, modified or supplemented and there is no agreement, arrangement or understanding (written or oral) to materially amend, modify or supplement such agreements or instruments in any case from the form provided to Buyer. Except as set forth on Schedule 4.2(b), no Acquired Company has any outstanding units or securities convertible or exchangeable for any Units or containing any profit participation features, nor will it have outstanding any rights or options to subscribe for or to purchase its Capital Stock or any units or securities convertible into or exchangeable for its Capital Stock or any equity appreciation rights or phantom equity plans. There are no statutory or contractual preemptive rights or rights of refusal with respect to the Capital Stock of any Acquired Company.

(c) Except as described on Schedule 4.2(a) or Schedule 4.2(b), there are no agreements with respect to the voting or transfer of any Acquired Company's Capital Stock.

4.3 Subsidiaries: Investments. Except as set forth on Schedule 4.3, each of the Acquired Companies has never had and does not currently have any Subsidiaries or any Investments, and the Acquired Companies are not subject to any obligation (contingent or otherwise) to purchase or otherwise acquire any shares of Capital Stock or any other securities of (or make any Investment in) any other Person.

4.4 Noncontravention. Except as set forth on Schedule 4.4, the execution and delivery by the Company of this Agreement, and all other Transaction Documents to which the Company is a party, and the fulfillment of and compliance with the respective terms hereof and thereof, do not and will not (with or without due notice or lapse of time or both) (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any Lien on the Units or any asset or property of any Acquired Company pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation or result in the loss or modification of rights under or result in the modification, termination or acceleration of any obligation under or result in the obligation to make any payment (including any change of control, severance or similar payments) under, (e) result in a violation of or loss or modification of rights under, or (f) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, or other consent from, any Governmental Entity or other Person pursuant to, the charter or limited liability company agreement (or equivalent governing documents) of any Acquired Company, any material Legal Requirement to which the Company or any of its Affiliates or any of the Company's or its Affiliates' assets or properties is subject or any material Contract, Permit, Lease, order, judgment or decree to which the Company or any of its Affiliates or any of the Company's or its Affiliates' assets or properties is subject (other than the receipt of the Company Member Approval, Company Preferred Member Approval and the filing of a Certificate of Merger with, and the acceptance for record thereof by, the Secretary of State of the State of Delaware).

4.5 Financial Statements. Attached hereto as Schedule 4.5 are copies of the Acquired Companies' (a) unaudited consolidated balance sheet as of June 30, 2021 (the "Latest Balance Sheet") and the related consolidated statements of income and cash flows for the six‑month period then ended (collectively, the "Interim Financial Statements"), (b) the audited consolidated balance sheet of the Acquired Companies as of December 31, 2020 and related consolidated statements of income and cash flows and (c) the audited consolidated balance sheet of the Acquired Companies as of December 31, 2019 and related consolidated statements of income and cash flows. All of the foregoing financial statements are hereinafter collectively referred to as the "Financial Statements." Each of the Financial Statements (including in all cases the notes thereto, if any) fairly presents, in all material respects, the financial condition, the operating results and cash flows of the Acquired Companies, and has been prepared in accordance with GAAP, consistently applied throughout such Financial Statements and the periods covered thereby (except, in the case of the Interim Financial Statements, for the lack of footnote disclosure and normal and customary year-end adjustments, none of which will be material individually or in the aggregate). Except as set forth on Schedule 4.5, each of the Acquired Companies maintains and complies in all material respects with a system of accounting controls sufficient to provide reasonable assurances that: (i) its business is operated in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, and to maintain accountability for items therein; and (iii) access to properties and assets is permitted only in accordance with management's general or specific authorization. Since January 1, 2018, there has been no (i) significant deficiency or material weakness in the system of internal accounting controls used by the Acquired Companies, (ii) fraud by any employee, officer or director of the Company and its Subsidiaries in relation to the preparation of the Financial Statements, (iii) material wrongdoing by any employee, officer or director of the Company and its Subsidiaries with respect to the preparation of the Financial Statements and the internal accounting controls used by the Company and its Subsidiaries or (iv) written claim or allegation regarding any of the foregoing.

4.6 Absence of Undisclosed Liabilities. No Acquired Company has any Liability, except for (a) Liabilities reflected on the face of the Latest Balance Sheet, (b) Liabilities of the type reflected on the face of the Latest Balance Sheet which have arisen since the date of the Latest Balance Sheet in the ordinary course of business (none of which relates to breach of Contract or Permit, breach of warranty, tort, infringement, violation of or Liability under any Legal Requirements, or any Action and all of which will be reflected in Net Working Capital) or (c) Liabilities in an amount less than $10,000.

4.7 Assets. Except as set forth on Schedule 4.7, each of the Acquired Companies has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises or shown on the Latest Balance Sheet or acquired thereafter, free and clear of all Liens, except for Permitted Liens. Except as described on Schedule 4.7, the Acquired Companies' equipment and other tangible assets are in good operating condition (normal wear and tear excepted) and are fit in all material respects for use in the ordinary course of business. Except as described on Schedule 4.7, each of the

Acquired Companies owns, or has a valid leasehold interest in, all real and personal properties and assets necessary for or used in the conduct of its business as presently conducted.

4.8 Tax Matters.

(a) Each of the Acquired Companies has timely filed all material Tax Returns required to be filed by it for all periods through and including the Closing Date, each such Tax Return has been prepared in compliance with all material Legal Requirements, and all such Tax Returns are correct, complete and accurate in all material respects. All material Taxes due and payable by the Acquired Companies, whether or not shown (or required to be shown) on any Tax Return, have been timely paid in full.

(b) All material Taxes that any Acquired Company is required by law to withhold or collect have been withheld or collected and, to the extent required, have been paid over to the proper Governmental Entity or, if not required to be paid over, are being held by the Company for such purpose, and each Acquired Company has complied with all Legal Requirements with respect to the collection and reporting of any such Taxes.

(c) No Acquired Company has (i) deferred the employer's share of any "applicable employment taxes" under Section 2302 of the CARES Act, (ii) received (and or intends to receive) any credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Pub. L. 116-127) or Section 2301 of the CARES Act, (iii) sought (or intends to seek) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act, or (iv) deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) pursuant to or in connection with the Payroll Tax Executive Order.

(d) No Acquired Company is currently the beneficiary of any extension of time within which to file any Tax Return. No unresolved written claim has ever been made by a taxing authority in a jurisdiction where any Acquired Company does not file Tax Returns that any Acquired Company is or may be required to file Tax Returns in or subject to Taxes assessed by such jurisdiction. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets or properties of the Acquired Companies.

(e) There is no Action with respect to Taxes now in progress, pending or, threatened in writing against or with respect to any Acquired Company. No Acquired Company has received from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where any Acquired Company has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review or (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against any Acquired Company which has not been paid in full or otherwise resolved. No Acquired Company has waived any statute of limitations in respect of Taxes or consented to extend the time in which any Tax may be assessed or collected by any taxing authority, in each case, which waiver or extension remains in effect.

(f) No Acquired Company is a party to or bound by any Tax indemnity, allocation, sharing, or similar agreement (other than agreements entered into in the ordinary course of business the primary purpose of which is not Taxes). No Acquired Company has any Liability for the Taxes of any Person (other than the Acquired Companies) as a transferee or successor, by contract or otherwise under applicable Legal Requirement (other than pursuant to any contract entered into in the ordinary course of business the primary purpose of which is not Taxes).

(g) No Acquired Company (or Buyer as a result of the transactions contemplated by this Agreement) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, in each case, outside the ordinary course of business.

(h) No Acquired Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized. No Acquired Company is organized outside the United States.

(i) No Acquired Company is or has been a party to any "listed transaction," as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(j) Neither the Equityholders nor any Acquired Company has made any election or otherwise taken any action to cause the Partnership Tax Audit Rules to apply to any Acquired Company at any earlier date than is required by any applicable Legal Requirements.

(k) Each agreement, contract, plan, or other arrangement that is a "nonqualified deferred compensation plan" subject to Section 409A of the Code to which any Acquired Company is a party (collectively, a "Plan") complies with and has been maintained in accordance in all material respects with all the requirements of Section 409A of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such Plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code. No Acquired Company has any actual or potential obligation to reimburse, indemnify or otherwise "gross-up" any Person for the interest or additional tax set forth under Sections 409A(a)(1)(B) or 4999 of the Code.

(l) Schedule 4.8(l) sets forth (i) the U.S. federal income Tax classification of each Acquired Company and (ii) any elections made with respect to each Acquired Company under Treasury Regulations Section 301.7701-3. Each of the Acquired Companies has been properly classified as either a partnership or disregarded entity for U.S. federal income Tax purposes since its date of formation.

(m) Each Acquired Company has properly (i) collected and remitted all material sales, use, valued added and similar Taxes with respect to sales or leases made or services provided to its customers and (ii) for all material sales, leases or provision of services that are exempt from sales, use, valued added and similar Taxes and that were made without charging or remitting sales, use, valued added or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale, lease or provision of services as exempt.

(n) No Acquired Company has adopted as a method of accounting, or otherwise accounted for any advance payment or prepaid amount under, (i) the "deferral method" of accounting described in Rev. Proc. 2004 34, 2004 22 IRB 991 (or any similar method under other law, including the election to defer such payments pursuant to Section 451(c) of the Code) or (ii) the method described in Treasury Regulation Section 1.451-5(b)(1)(ii) or Code Sections 455 or 456 (or any similar method under other law).

4.9 Contracts and Commitments.

(a) Except as set forth on Schedule 4.9, and in each case other than with respect to the Transaction Documents, no Acquired Company is a party to or bound by any written or oral (each a "Material Contract"):

(i) (A) any notice, pay in lieu of notice, golden parachute, termination pay, profit sharing, severance, retention bonus, transaction bonus or arrangement or management agreement or other Contract for the employment or engagement of any officer, employee or other Person on a full time, part-time or consulting basis (other than any such contract, program, agreement or arrangement maintained pursuant to any Legal Requirement from the employment of an employee without an agreement as to notice, severance or other similar payments) or (B) providing for the payment of any cash or other compensation or providing for the accelerated vesting of any form of compensation or benefits upon the sale of all or a material portion of the assets of any Acquired Company or a change of control;

(ii) collective bargaining agreement or other labor Contract, including letters of understanding, letters of intent and other written communications with any labor union, labor organization, works council, or association of employees (each a "Collective Bargaining Agreement" or collectively, the "Collective Bargaining Agreements");

(iii) Contract relating to Indebtedness or to the mortgaging, pledging or otherwise placing a Lien on any tangible asset or property of any Acquired Company;

(iv) Contract with a professional employer organization ("PEO");

(v) Contract with any Material Customer;

(vi) Contract with any Material Supplier;

(vii) Contract which prohibits it from freely engaging in business anywhere in the world or to own, sell, transfer pledge or otherwise dispose of any assets or restricts it from soliciting or hiring any Person;

(viii) Contract relating to the ownership of Investments in any Person, including Investments in joint ventures and minority equity investments;

(ix) Contract under which any Acquired Company has advanced or loaned any other Person any amount;

(x) Contract under which any Acquired Company is lessee of or holds or operates any property, real or personal, owned by any other party which involves annual rental payments of greater than $25,000 or group of such Contracts with the same Person which involve consideration in excess of $50,000 in the aggregate;

(xi) Contract under which any Acquired Company is lessor of, or permits any third party to hold or operate, any property, real or personal, owned or controlled by any Acquired Company which involves consideration in excess of $25,000;

(xii) power of attorney;

(xiii) Contract that is a settlement, conciliation or similar agreement pursuant to which, on or after the date of execution of this Agreement, any Acquired Company has any outstanding material obligation or is required to pay consideration in excess of $25,000;

(xiv) Contract that provides any customer of any Acquired Company with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers of any Acquired Company, including Contracts containing "most favored nation" provisions;

(xv) Contract where any Acquired Company is the beneficiary of an exclusive dealing or any similar exclusivity provision, or where any Acquired Company is the beneficiary of pricing, discounts or benefits offered to any Acquired Company, including contracts containing "most favored nation" provisions;

(xvi) Contract relating to the acquisition or sale of the business (or any material portion thereof), whether or not consummated and including any confidentiality agreements entered into with respect thereto;

(xvii) other Contract (or group of related Contracts) not otherwise set forth on Schedule 4.9, the performance of which involves consideration in excess of $75,000 per year or $150,000 in the aggregate or which cannot be canceled by any Acquired Company within 30 days' notice without premium or penalty;

(xviii) except as set forth on Schedule 4.17, any Contracts with Affiliates of any Acquired Company or any Equityholder;

(xix) (i) any Contract materially limiting any Acquired Company's ability to own, use, transfer, license, disclose, distribute or enforce any Intellectual Property, including any license, concurrent use Contract, consent Contract, settlement Contract, escrow Contract, indemnification, or (ii) any Contract providing for the license or development of any Intellectual Property, independently or jointly, by or for any Acquired Company (except that Contracts for Off-the-Shelf Software and non-exclusive licenses to customers granted in the ordinary course of business need not be scheduled); or

(xx) Contract or order between any Acquired Company and a Governmental Entity or between any Acquired Company as a subcontractor (at any tier) in connection with a Contract between another Person and a Governmental Entity.

(b) With respect to the Acquired Companies' obligations thereunder and, with respect to the obligations of the other parties thereto, all of the Contracts set forth or required to be set forth on a Schedule hereto are valid, binding and enforceable as to any Acquired Company party to such Contract, and to the Knowledge of the Company, as to the other parties thereto, in accordance with their respective terms, and will continue as such following the consummation of the transactions contemplated hereby. No Acquired Company is in material default under, in material breach of or in receipt of any claim of default or breach under any such Contract. To the Knowledge of the Company, no event has occurred which with the passage of time or the giving of notice or both would or would reasonably be expected to, result in a default, breach or event of noncompliance by any Acquired Company under any such Contract or would permit the termination of any such Contract. To the Knowledge of the Company, there has been no breach or cancellation or anticipated breach or cancellation by the other parties to any such Contract.

(c) A true, correct and complete copy of each of the written Contracts and an accurate description of each of the oral Contracts which are referred to on the attached Schedules, have been delivered to Buyer (except for Contract for Off-the-Shelf Software and non-exclusive licenses to customers granted in the ordinary course of business).

4.10 Intellectual Property Rights.

(a) Schedule 4.10(a) sets forth a complete and correct list of all of the following that are owned by any Acquired Company (or, with respect to registrations or applications for registration, that are owned or purported to be owned by or have been filed by Acquired Company): (i) all issued patents and pending patent applications; (ii) all registrations and applications for registration of any copyrights; (iii) internet domain names; (iv) all registrations and applications for registration of any trademarks, and (v) all material unregistered trademarks.

(b) Except as disclosed on Schedule 4.10(b), an Acquired Company exclusively owns and possesses all right, title and interest in and to all of the Intellectual Property listed on Schedule 4.10(a), and such Intellectual Property is subsisting, unexpired, valid, and to the Knowledge of the Company, enforceable. Each of the Acquired Companies exclusively owns and possesses all right, title and interest in and to the Company Intellectual Property, free and clear of all Liens other than Permitted Liens. The Acquired Companies own or has valid and enforceable licenses to use all Intellectual Property used in and necessary for the conduct of its business as presently conducted.

(c) Except as set forth on Schedule 4.10(c), the operation of the business of each of the Acquired Companies, as presently conducted, is not infringing, misappropriating, diluting or otherwise violating, and in the last six (6) years prior to the date of this Agreement, has not infringed, misappropriated, or otherwise violated, the Intellectual Property of any other Person. To the Knowledge of the Company, the Company Intellectual Property is not being infringed, misappropriated, diluted, or otherwise violated by any other Persons in any material respects.

(d) Except as set forth in Schedule 4.10(d), there is no pending Action against any Acquired Company before a Governmental Entity challenging the use, ownership, validity, or enforceability of any Company Intellectual Property. In the last six (6) years prior to the date of this Agreement, there have been no claims or threats made in writing made against any Acquired Company asserting the invalidity or unenforceability of, or challenging the ownership of, any Company Intellectual Property.

(e) The Acquired Companies have not used any Open Source Software in connection with the proprietary software owned by the Acquired Companies ("Company Software") in a manner that would require the Acquired Companies to: (i) distribute or otherwise make available the source code for any Company Software to any downstream recipients; (ii) license any material Company Software to any downstream recipients at no cost; (iii) license the source code of any Company Software to any downstream recipients for purposes of making modifications or derivative works, or (iv) make available for redistribution to any Person the source code to any of the Company Software at no charge. No Acquired Company has disclosed source code for any Company Software to any third Person (except contractors performing work on behalf of the Acquired Companies in the ordinary course of business and subject to a written confidentiality agreement), nor does any Acquired Company have any obligation to make any such source code available to any other Person.

(f) Each of the Acquired Companies has taken commercially reasonable measures to protect and maintain the confidentiality of its trade secrets and other confidential information. All current and former employees and contractors of the Acquired Companies who have participated in the creation or development of any material Company Intellectual Property have executed and delivered to the Acquired Companies an agreement (i) providing for the non-disclosure by such Person of any material confidential information of the Acquired Companies and (ii) providing for the present assignment by such Person to the Acquired Companies of any Intellectual Property developed by such Person during such Person's employment of or engagement by Contract with the Acquired Companies.

(g) In the last six (6) years prior to the date of this Agreement, there have been no material failures of the Company Systems which have caused any material disruption to the use of such Company Systems. Each of the Acquired Companies uses and, in the last six (6) years, has used commercially reasonable efforts to protect the Company Systems from becoming infected by viruses, Trojan horses, malware, and other malicious code. Each of the Acquired Companies uses and, in the last six (6) years, has used commercially reasonable efforts to provide for the security and integrity of the Company Systems and the data stored or contained therein or transmitted thereby. Each of the Acquired Companies (i) has not been the subject of any suit, audit, investigation by any Governmental Entity, or other enforcement action relating to the access, collection, processing, storage, disclosure, destruction, acquisition, damage, loss, corruption, alteration, misuse, or security of any Company Data, and (ii) is and in the last six (6) years has been in compliance with all Data Security Requirements. The Company has not been required to give notice pursuant to any Data Security Requirement to any Governmental Entity or customers, vendors, or consumers of any data security breach.

(h) There have not been any actual incidents of material data security breaches or unauthorized access to the Company Systems, or any unauthorized access, destruction, acquisition, damage, disclosure, loss, corruption, alteration, misuse or processing of any Company Data. The Acquired Companies have not received any notices alleging noncompliance with Data Security Requirements.

4.11 Litigation. Schedule 4.11 sets forth all Actions against or by any Acquired Company since January 1, 2018. Except as disclosed on Schedule 4.11, there are no Actions pending, or to the Knowledge of the Company threatened by, against or affecting any Acquired Company or the operation, conduct, use or value of any of their properties or facilities (or pending or threatened by, against or affecting any of the officers, directors, managers or employees of any Acquired Company with respect to the Acquired Companies' business or proposed business activities), or pending or threatened by any Acquired Company (or which it plans to initiate) against any third party, at law or in equity, or before or by any Governmental Entity. No Acquired Company is subject to any judgment, order, injunction, ruling, award, writ or decree of any court or other Governmental Entity.

4.12 Brokerage. Except as disclosed on Schedule 4.12, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement or any other transaction based on any Contract binding upon any Acquired Company.

4.13 Insurance. Schedule 4.13 lists and sets forth a description of each insurance policy or any other form of insurance maintained by the Acquired Companies with respect to their its properties, assets and business (other than those related to any Employee Benefit Plan or PEO Plan). No Acquired Company is in material default with respect to its obligations under any insurance policy it maintains. With respect to each such policy or form of insurance, (a) no Acquired Company is in material breach or default (including with respect to the payment of premiums), there are no claims under such policies as to which any Acquired Company has received notice indicating that coverage has been questioned, denied or disputed by the underwriter(s) of such policies, (b) there is no Liability for which the aggregate policy limits would reasonably be expected to be exhausted or materially eroded as a result of such Liability, and (c) no claims have been filed against such policies that would materially erode available policy limits. The Acquired Companies have not received any written notice of cancellation or intent to cancel or notice of increase or intent to increase premiums in any significant respect with respect to such policies. The

Acquired Companies maintain, and have maintained without interruption, insurance coverage of the types and in amounts customary for the conduct of the business and operations of the Acquired Companies. No Acquired Company has any self‑insurance or co‑insurance programs.

4.14 Employees.

(a) Except as set forth on Schedule 4.14(a), with respect to the Acquired Companies: (i) no current employee, to the Knowledge of the Company, has any intention to terminate his or her employment within the 12 months immediately following the Closing Date; (ii) to the Knowledge of the Company, no current or former employee or independent contractor of the Acquired Companies is in material violation of any confidentiality, non-competition, proprietary rights, employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, nonsoliciation agreement, or restrictive covenant agreement between such employee and any other Person (other than any Acquired Company) that would be material to the performance of such employee's employment duties, or the ability of any Acquired Company to conduct their business; (iii) the Acquired Companies are not party to or bound by any Collective Bargaining Agreement or collective bargaining relationship with any labor union, works council, or other labor organization, and no employee of the Acquired Companies is represented by any labor union, works council or other labor organization in connection with such employment; (iv) in the past five years, to the Knowledge of the Company, no labor union, labor organization, works council or group of employees has applied to be certified as a bargaining agent or has filed any representation petition or made any written or oral demand for recognition; (v) to the Knowledge of the Company, no union organizing, certification or decertification efforts have occurred in the last five years and none are underway or, threatened; (vi) no labor strike, work stoppage, slowdown, picketing, hand billing, unfair labor practice charge, material labor grievance, material labor arbitration, lockout, or other material labor dispute has occurred in the last five years, and none is underway or, to the Knowledge of the Company, threatened; and (vii) there is no, and since January 1, 2018, there has not been any, employment-related Action pending or, to the Knowledge of the Company, threatened in any forum, relating to an alleged violation or breach by any Acquired Company (or their respective officers or directors) of any Legal Requirement or Contract.

(b) With respect to this transaction, any notice, consultation or bargaining obligations required under any Legal Requirement or Collective Bargaining Agreement required to be given to any labor union, labor organization or works council which is representing any employee of the Acquired Companies has been satisfied in all material respects in the time required by such Legal Requirement or Collective Bargaining Agreement. Since January 1, 2018, no Acquired Company has implemented any plant closing or layoff of employees triggering notice obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance (collectively, the "WARN Act"). None of the Acquired Companies has experienced any material employment-related liability arising from a breach of any Legal Requirement relating to COVID-19. Each of the Acquired Companies is, and since January 1, 2018 has been, in compliance in all material respects with all applicable Legal Requirements relating to the employment or labor and employment practices, including provisions thereof relating to wages, hours, overtime, equal opportunity, classification of employees and workers (including the classification of independent contractors and exempt and non-exempt employees), pay equity, fair labor standards, employment harassment, retaliation and nondiscrimination, workers compensation, collective bargaining, labor relations, whistleblowing, health and safety, immigration (including the verification of I-9s for all employees and the proper confirmation of employee visas), disability rights or benefits, plant closure and layoffs (including the WARN Act), employee leave issues, affirmative action plan requirements, unemployment insurance, employee trainings and notices, COVID-19, termination of employment and the payment of social security and other Taxes.

(c) Since January 1, 2018, all salaries, wages, wage premiums, commissions, bonuses, fees, overtime pay, vacation pay, benefits, sick days, holiday pay, severance and termination payments and other compensation due to be paid to the current or former employees and independent contractors from any Acquired Company with respect to services performed have been fully and timely paid in all material respects under applicable law, Contract or company policy. No Acquired Company is subject to any order to reinstate any former employee.

(d) Except as would not result in a material liability to any Acquired Company, each individual who is providing, or for the last three years has provided, services to the Acquired Companies and is, or was, classified and treated as an independent contractor/consultant, leased employee, or other non-employee service provider, or exempt employee, in each case, is and has been properly classified and treated as such for all applicable purposes and no Acquired Company has received any notice from any Governmental Entity disputing such classification. No employee is employed pursuant to a work permit and the employees are capable of operating the Business.

(e) The Acquired Companies have reasonably investigated all sexual harassment, or other discrimination, retaliation or policy claims made in accordance with the Acquired Companies' internal reporting policies or otherwise brought to the Knowledge of the Company. With respect to each such claims reasonably determined by the Acquired Companies to have merit, the Acquired Companies have taken prompt corrective action that is reasonably calculated to prevent further improper action, and the Acquired Companies do not anticipate any material Liabilities with respect to any such claims. To the Knowledge of the Company, there are no such allegations relating to officers, directors, employees, contractors, or agents of the Acquired Companies, that, if known to the public, would bring the Acquired Companies into material disrepute.

4.15 Employee Benefit Plans.

(a) Schedule 4.15(a) contains a true, complete and correct list of all material Employee Benefit Plans and material PEO Plans.

(b) Each Employee Benefit Plan (and each related trust, insurance contract or fund) and, to the Knowledge of the Company, each PEO Plan, has been established, operated, maintained, funded and administered in all material respects both in compliance with its terms and, in form and operation, with the Code and ERISA and other applicable Legal Requirements, and in the past three years, no Acquired Company has received written notification to the contrary from the Internal Revenue Service, Department of Labor, the Pension Benefit Guaranty Corporation ("PBGC") or other governmental agencies. Each Employee Benefit Plan and each PEO Plan that is intended to be qualified under Section 401(a) of the Code, and each trust forming a part thereof, has received a current favorable determination, advisory or opinion letter that it (or the form of it) qualifies under the Code (and that its trust is exempt from tax under the Code). With respect to any such Employee Benefit Plan and, to the Knowledge of the Company, and such PEO Plan nothing has occurred since the date of such favorable determination letter that could reasonably be expected to adversely affect the qualified status of such Plan or the tax-exempt status of the trust.

(c) Except as set forth on Schedule 4.15(c), none of the Acquired Companies maintains, contributes to, has any obligation to contribute to, or has any Liability under or with respect to: (i) any "defined benefit plan" (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA or Section 412 or 430 of the Code, (ii) any Multiemployer Plan, (iii) any "multiple employer plan" as described in Section 413(c) of the Code, or (iv) any "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA). No asset or property of any Acquired Company is subject to any Lien under ERISA or the Code with respect to an Employee Benefit Plan or PEO Plan. None of the Acquired Companies has any Liability under ERISA or the provisions of the Code related to employee benefit plans on account of at any time being considered a single employer with any other Person under Section 414 of the Code.

(d) No Acquired Company has any current or contingent obligation to provide health or life or other welfare insurance benefits to current or future retired or terminated directors, officers or employees (or any spouse of dependent thereof) other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state or provincial law ("COBRA") for which the covered Person pays the full premium cost of coverage (other than as required under the American Rescue Plan Act of 2021). The Acquired Companies have complied and are in compliance in all material respects with the requirements of COBRA, and none of the Acquired Companies has incurred (whether or not assessed), or could reasonably be expected to incur or to be subject to, any material Tax or other penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) With respect to each Employee Benefit Plan, the Company has made available to Buyer true, complete and correct copies, to the extent applicable of (i) the current plan document and summary plan description pursuant to which such Employee Benefit Plan is maintained, funded and administered, as amended, (ii) the most recent annual report (Form 5500 series) filed with the Department of Labor (with attachments), (iii) the most recent financial statement, and (iv) all governmental rulings, determinations and opinions issued to the Acquired Companies (and pending requests for such governmental rulings, determinations and opinions) or other material correspondence or notices between the Acquired Companies and Governmental Entities dated within the past 24 months (other than filings or notices made in the ordinary course of business), and (v) the most recent determination letters from the Internal Revenue Service. With respect to each PEO Plan, the Company has made available to Buyer a copy of the most recent summary plan description (and any summaries of material modifications thereto), a copy of the most recent IRS determination or opinion letter, and the Contract pursuant to which the PEO provides services to the Acquired Company.

(f) All contributions, premiums, reimbursements, distributions and other payments (including all employer contributions and employee salary reduction contributions) that have become due from the Acquired Companies with respect to any Employee Benefit Plan or PEO Plan have been made in all material respects on a timely basis in accordance with the terms of the Employee Benefit Plan or PEO Plan and all applicable Legal Requirements, and all contributions, premiums, reimbursements, distributions and other payments from the Acquired Companies for any period ending on or before the Closing Date that are not yet due have been made or properly accrued in all material respects.

(g) None of the Acquired Companies, any of their employees, officers or directors, or, to the Company's Knowledge, any other Person has engaged in a non-exempt "prohibited transactions" (as defined in Section 406 of ERISA and Section 4975 of the Code) with respect to any Employee Benefit Plan or PEO Plan that could reasonably be expected to result in material liability to such Acquired Company. No Acquired Company has any material Liability for breach of fiduciary duty or any other material failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan, and, to the Knowledge of the Company, there has been no breach of fiduciary duty (as determined under ERISA) by any other Person with respect to any Employee Benefit Plan or PEO Plan that could reasonably be expected to result in material liability to an Acquired Company. No Acquired Company has received notice that an Action (other than routine claims for benefits) is pending or threatened with respect to an Employee Benefit Plan or PEO Plan.

(h) The consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not (i) entitle any current or former employee, officer, director, consultant or other individual service provider of any Acquired Company to any payment or materially benefit or increase the amount of compensation or benefits due to any such person, (ii) accelerate the time of payment, funding or vesting of, or increase the amount of, or result in the forfeiture of, compensation or benefits due to any current or former employee, officer, director, consultant or other individual service provider of any Acquired Company under any Employee Benefit Plan or otherwise or (iii) result in any payments or benefits under any agreement with the Parent or any Acquired Company, individually or in combination with any other payment or benefit, that could constitute the payment of any "excess parachute payment" within the meaning of Section 280G of the Code or result in the imposition of an excise Tax under Section 4999 of the Code.

4.16 Compliance with Laws; Permits.

(a) Except as set forth on Schedule 4.16(a), each of the Acquired Companies has materially complied with and is currently in material compliance with all applicable Legal Requirements relating to the operation and conduct of its business or any of its properties or facilities.

(b) Each Acquired Company currently owns, holds or possesses, and since January 1, 2018 has owned, held or possessed, all Permits required for the operation and ownership of their respective businesses as then conducted, and all such Permits are in full force and effect. Each of the Acquired Companies is, and since January 1, 2018 has been, in compliance in all material respects with its obligations under and with the terms of such Permits to which it is a party. No written notice of cancellation, revocation, non-renewal, or of default from any Governmental Entity concerning any such Permit has been received by an Acquired Company since January 1, 2018 and each such Permit is valid, subsisting and in full force and effect.

(c) No Acquired Company has received any notification from any Governmental Entity (i) asserting that any Acquired Company is not in compliance with any Legal Requirement or (ii) threatening to revoke any Permit.

(d) No Acquired Company has certified, represented or otherwise indicated (either orally or in writing) to any Person, including any Governmental Entity, that it is a woman- or minority-owned business, small business or any other designation that entitles any Acquired Company to a favored status or benefits.

4.17 Affiliated Transactions. Except as set forth on Schedule 4.17 or with respect to participation in any Employee Benefit Plan or PEO Plan, no officer, director, employee, equityholder or Affiliate of any Acquired Company or any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest (an "Insider"), (a) is a party to any Contract with any Acquired Company (other than the governing documents of the Company and ordinary course compensatory arrangements), (b) has any interest in any property, asset or right used by any Acquired Company or necessary or desirable for the Business, (c) has received any funds from or benefitted from the cancellation of any Indebtedness owed to any Acquired Company since December 31, 2020, (d) provides services or resources to any Acquired Company or is dependent on services or resources provided by any Acquired Company (other than as an employee, contractor or other service provider in the ordinary course of business) or (e) has any material direct or indirect interest in any consultant, competitor, creditor, debtor, referral source, payor, customer, distributor, supplier or vendor of any Acquired Company.

4.18 Customers and Suppliers.

(a) Schedule 4.18(a) lists (i) the top ten customers based on gross revenues of the Acquired Companies for the calendar year ending December 31, 2020 and the six-month period ended June 30, 2021 and the gross revenues generated from such customer (collectively, the "Material Customers") and (ii) the gross revenues of the Acquired Companies for each such period generated by each Material Customer. No Acquired Company has received any written, or the Company's Knowledge, oral, notice from any Material Customer that such Material Customer intends, anticipates or otherwise expects to stop, materially decrease the volume of, or materially change or otherwise materially modify any of the terms (whether related to payment, price or otherwise) with respect to purchasing materials, products or services from any Acquired Company.

(b) Schedule 4.18(b) lists (i) the top ten licensors, vendors, suppliers, service providers and other similar business relations of the Acquired Companies based on the amounts paid to such Persons for the calendar year ending December 31, 2020 and the six-month period ending ended June 30, 2021 (the "Material Suppliers") and (ii) the amount paid to licensors, vendors, suppliers, service providers and other similar business relations of the Acquired Companies for each such period generated by each Material Supplier. No Acquired Company has received any written, or the Company's Knowledge, oral, from any Material Supplier that such Material Supplier intends, anticipates or otherwise expects to stop, materially decrease the volume of, or materially change or otherwise materially modify any of the terms (whether related to payment, price or otherwise) with respect to supplying materials, products or services to any Acquired Company.

4.19 Real Property.

(a) No Acquired Company owns any real property.

(b) Each of the Acquired Companies leases only the leasehold and subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property described on Schedule 4.19(b) (the "Leased Real Property"). The Leased Real Property identified in Schedule 4.19(b) comprise all of the real property used or intended to be used in, or otherwise related to, the Business; provided, however, that personnel of the Acquired Companies may, from time to time, work remotely, and thereby operate the Business offsite from the Leased Real Property. Each of the Acquired Companies has a valid leasehold interest in each Leased Real Property, subject only to Permitted Liens. The Company has previously delivered to Buyer complete and accurate copies of each of the leases for the Leased Real Property, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, and in the case of any oral lease, a written summary of the material terms of such lease (the "Lease"). Except as disclosed on Schedule 4.19(b), with respect to each Lease: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) no party to such Lease has repudiated any provision thereof; (iii) there are no disputes, oral agreements or forbearance programs in effect as to such Lease; (iv) such Lease has not been modified in any respect, except to the extent that such modifications are disclosed by the documents delivered to Buyer; (v) no Acquired Company nor any other party to such Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (vi) no Acquired Company has assigned, sublet, licensed, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Lease; and (vii) no Acquired Company's possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed.

(c) With respect to the Leased Real Property: (i) the current use of such property and the operation of the Business does not, to the Knowledge of the Company, violate any instrument of record, Contract affecting the Leased Real Property, or any applicable, Legal Requirements affecting the Leased Real Property and is not subject to any unpaid monetary fines or penalties; (ii) all buildings, structures and other improvements located on such property, including all material components thereof, are structurally sound, in good operating condition and repair, subject only to the provision of usual and customary maintenance provided in the ordinary course of business with respect to buildings, structures and improvements of like age and construction and all water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and other utilities and systems serving such property are sufficient to enable the continued operation of the Business as it is now conducted; (iii) except for the

Lease, there are no leases, subleases, licenses, concessions or other Contracts, written or oral, granting to any other Person the right of use or occupancy of any portion of the Leased Real Property; (iv) there are no Persons (other than the Acquired Companies) in possession of such Leased Real Property and (v) there is no condemnation, expropriation or other proceeding in eminent domain pending or, to the Knowledge of the Company, threatened, affecting any Leased Real Property or any portion thereof or interest therein.

4.20 Environmental Matters. Except as set forth on Schedule 4.20:

(a) Each of the Acquired Companies has, for the previous three (3) years, complied and is in compliance, in all material respects, with all applicable Environmental Laws, which compliance has included obtaining and complying in all material respects with all Permits that are materially required pursuant to Environmental Laws for the occupation of its facilities and the operation of its business.

(b) No Acquired Company has received any written notice, report or other information regarding any actual or alleged material violation of, or material Liability under, Environmental Laws, the subject of which is unresolved. There are no Actions pending, or to the Knowledge of the Company threatened, against or affecting the Acquired Companies or any of their respective properties or facilities involving material Liabilities arising under Environmental Laws, and no Acquired Company or any of their respective Leased Real Property is subject to any judgment, order or decree involving material Liabilities arising under Environmental Laws.

(c) None of the Acquired Companies has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, released, or owned or operated any property or facility contaminated by, any Hazardous Material, in each case that has given or would give rise to any material Liabilities of any Acquired Company pursuant to any Environmental Laws.

(d) No Acquired Company has assumed, undertaken, or otherwise become contractually subject to any material Liability of any other Person relating to Environmental Laws.

(e) The Company has furnished to Buyer all material environmental audits, assessments and reports, and all other material documents relating to material environmental, health or safety Liabilities, with respect to the current and former operations and the Leased Real Property of the business of the Acquired Companies, which are in the possession or reasonable control of any Acquired Company.

4.21 Absence of Certain Developments. Since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect. Except as set forth on Schedule 4.21 attached hereto, since the date of the Latest Balance Sheet, no Acquired Company has:

(a) amended any Acquired Company's charter documents or limited liability company agreement (or equivalent governing documents);

(b) paid any dividend or make any similar distribution, redeemed, purchased or otherwise acquired, directly or indirectly, any of its Capital Stock, or made any loan or entered into any transaction with or distributed any assets or property to any of its officers, directors, employees, equityholders, Affiliates or other Insiders, except for payments made pursuant to any Employee Benefit Plan in accordance with the terms thereof and in the ordinary course of business;

(c) issued, sold or transferred any notes, bonds or other debt securities or any equity securities, securities convertible, exchangeable or exercisable into equity securities, or warrants, options or other rights to acquire equity securities, of any Acquired Company, in each case other than pursuant to the conversion or exercise of options, warrants or other convertible securities outstanding on the date hereof and with respect to awards granted under the Company Incentive Plans;

(d) borrowed any amount or incurred or become subject to any Indebtedness or other Liabilities, except trade payables and accrued liabilities incurred in the ordinary course of business;

(e) mortgaged, pledged or subjected to any Lien, other than any Permitted Liens, on any portion of its properties or assets (other than non-exclusive licenses to Intellectual Property granted to customers in the ordinary course of business);

(f) suffered any extraordinary losses or waived any rights of material value, whether or not in the ordinary course of business;

(g) suffered any theft, damage, destruction or casualty loss in excess of $10,000, to its assets, whether or not covered by insurance, or experienced any material changes in the amount and scope of insurance coverage;

(h) failed to accrue or otherwise reflect in the Company's financial statements in accordance with GAAP any bonus or other incentive compensation for fiscal year 2020 and 2021, to the extent any such amount remains unpaid as of the date of this Agreement;

(i) sold, assigned, leased, licensed (as licensor), assigned, disposed of, transferred, or otherwise encumbered (including transfers to any Insider or any employees or Affiliates of any Acquired Company) any of its assets (whether tangible or intangible, including with respect to Intellectual Property), except for (i) sales of inventory in the ordinary course of business and non-exclusive licenses granted in connection therewith and (ii) non-exclusive licenses granted to customers in the ordinary course of business;

(j) entered into, amended, accelerated, assigned or terminated any Material Contract, taken any other action or entered into any other transaction outside the ordinary course of business;

(k) implemented or announced any layoff plant closing, reduction in force, furlough, temporary layoff, salary or wage reduction, work schedule change or other such actions triggering notice obligations under the WARN Act;

(l) other than as required by law, (i) made or granted or announced any material bonus, incentive, severance or profit sharing distribution or similar payment of any kind or increase or decrease in the compensation or benefits of any current or former employee, officer or other service provider of any Acquired Company (other than in the ordinary course of business consistent with past practice), (ii) other than as required by applicable Legal Requirement or renewals or making Employee Benefit Plans or PEO Plans available to newly hired or promoted employees or individual service providers in the ordinary course of business, entered into, established, adopted, amended or modified or terminated any Employee Benefit Plan or PEO Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Employee Benefit Plan if in effect on the date hereof increased the benefits provided under any Employee Benefit Plan or PEO Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Employee Benefit Plan if in effect on the date hereof, or (iii) accelerated or committed to accelerate the vesting, funding or payment of any compensation or benefits under any Employee Benefit Plan or PEO Plan;

(m) hired, engaged, terminated (without cause), furloughed, or temporarily laid off any employees, individual independent contractors, consultants or individual service providers, in each case with annual base compensation in excess of $100,000;

(n) waived or released in writing any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(o) (i) negotiated, modified, extended, or entered into any Collective Bargaining Agreement or (ii) recognized or certified any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Acquired Companies.

(p) (i) made any change in its cash management process, (ii) conducted its billing and collection of receivables and inventory purchases other than in the ordinary course of business or (iii) made any write down in the value of its assets;

(q) made any material capital expenditures or commitments therefor (other than in the ordinary course of business or consistent with such Acquired Company's capital budget);

(r) delayed or postponed the repair and maintenance of its properties or the payment of accounts payable, accrued liabilities and other obligations and Liabilities outside the ordinary course of business;

(s) engaged in any promotional sales or discount or other activity with customers with the intent of accelerating to pre-Closing periods sales that would otherwise be expected to occur in post-Closing periods;

(t) made loans or advances to, guarantees for the benefit of, or any Investments in, any Persons in excess of $10,000 in the aggregate;

(u) instituted or settled any Action, or paid or fulfilled any judgment, whether requiring payment by any Acquired Company, granting injunctive relief or specific performance or otherwise;

(v) granted any performance guarantees to its customers other than in the ordinary course of business;

(w) instituted or permitted any material change in the conduct of its business, or any material change in its method of purchase, sale, lease, management, marketing, promotion or operation;

(x) acquired any other business or entity (or any significant portion or division thereof), whether by merger, consolidation or reorganization or by the purchase of its assets or Capital Stock;

(y) divested, abandoned or failed to maintain, any material Company Intellectual Property owned by any Acquired Company;

(z) terminated, modified or amended any material Contract or any consent of, with or to any Governmental Entity or entered into any new material Contract except in the ordinary course of business;

(aa) entered into any termination, retention, pay in lieu of notice, severance or change of control agreement or arrangement with any officer, director, employee, consultant or individual service provider of any Acquired Company who receives annual compensation in excess of $100,000;

(bb) made (outside the ordinary course of business and inconsistent with past practices), revoked or changed any material Tax election, changed any accounting period, adopted or changed any method of accounting or accounting principles, practices or policies (including with respect to Taxes) except as required by GAAP, filed any material amended Tax Return, entered into any closing agreement, settled any claim or assessment, surrendered any right to claim a refund of material Taxes, consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment, incurred any material Taxes outside the ordinary course of business;

(cc) modified, extended or amended any Lease, except in the ordinary course of business, or terminated any Lease, or entered into any new lease, sublease, license or other agreement for the use or occupancy of any real property; or

(dd) committed to do any of the foregoing.

4.22 Officers, Directors and Bank Accounts. Schedule 4.22 attached hereto lists all officers and directors of the Acquired Companies and all of the Acquired Companies' bank accounts.

4.23 Indebtedness and Guarantees. Except as set forth on Schedule 4.23, no Acquired Company has any outstanding Indebtedness. No Acquired Company is a guarantor for any Liability (including Indebtedness) of any Person that is not an Acquired Company.

4.24 Anti-Corruption; Anti-Money Laundering; Export Compliance.

(a) The Acquired Companies, any of their respective directors, officers, agents or employees, and to the Knowledge of the Company, any other Person or entity associated with or acting on behalf of any Acquired Company, or any predecessor, has not (i) made or promised to make, or authorized or agreed to give, directly or indirectly, any improper payment or unlawful transfer of anything of value to any Governmental Official; Governmental Entity (including any government-owned or -controlled company); public international organization; political party or organization or official or candidate thereof; or any other person or entity; (ii) violated the United States Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.), the United Kingdom Bribery Act 2010 (http://www.legislation.gov.uk/ukpga/2010/23/pdfs/ukpgaen_20100023_en.pdf), or any applicable Legal Requirement of similar effect in any jurisdiction (collectively "Anti-Corruption Legal Requirements"); or (iii) offered, promised, accepted, or received any unlawful payments, contributions, expenditures or gifts, or anything else of value, including bribes, gratuities, kickbacks, lobbying expenditures, political contributions, and contingent fee payments.

(b) Neither the Acquired Companies, nor any of their respective directors, officers, agents or employees, nor to the Knowledge of the Company, any other Person or entity associated with or acting on behalf of any Acquired Company, or any predecessor, is currently, or has been in the last five (5) years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaged, directly or indirectly, in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, or (iv) engaged in any other transactions or dealings in violation of Ex-Im Legal Requirements, Sanctions Legal Requirements, or U.S. anti-boycott Legal Requirements (collectively "Trade Controls").

(c) In the last five years, the Acquired Companies, and their respective directors, officers, agents and employees, and to the Knowledge of the Company, any other Person or entity associated with or acting on behalf of any Acquired Company, have been in compliance with all anti-money laundering laws, rules, regulations and orders of jurisdictions applicable to the Acquired Companies (collectively, "AML Legal Requirements"), including the Bank Secrecy Act of 1970, and the USA PATRIOT Act. None of the Acquired Companies is required to be registered with the U.S. Department of the Treasury as a money services business, as such term is defined by federal law or regulation. The Acquired Companies have obtained all applicable registrations or licenses for money services businesses, money transmitters, or equivalent enterprises under the applicable law of any other jurisdiction, including U.S. state law.

(d) In the last five years, none of the Acquired Companies has, in connection with or relating to the business of the Acquired Companies, received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Controls, Anti-Corruption Legal Requirements, or AML Legal Requirements.

(e) The Acquired Companies have implemented and maintain in effect written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of applicable Trade Controls, Anti-Corruption Legal Requirements, or AML Legal Requirements.

Article 5
Representations and Warranties of Parent and Buyer

As a material inducement to the Company to enter into and perform its obligations under this Agreement, Parent, Buyer and Merger Sub represents and warrants that the statements contained in this Article 5 are true and correct as of the date hereof.

5.1 Organization; Authority. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2 Authorization of Transaction. Each of Parent, Buyer and Merger Sub has full corporate or limited liability company power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The execution, delivery and performance of the Transaction Documents to which Parent, Buyer or Merger Sub is a party have been duly authorized by Parent, Buyer or Merger Sub, as applicable. This Agreement and the other Transaction Documents to which Parent, Buyer or Merger Sub is a party or by which Parent, Buyer or Merger Sub is bound, when executed and delivered by Parent, Buyer or Merger Sub, as applicable, in accordance with the terms hereof, will each constitute a valid and binding obligation of Parent, Buyer or Merger Sub, as applicable, enforceable in accordance with its terms, in each case subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3 Noncontravention. The execution, delivery and performance of the Transaction Documents to which Parent, Buyer or Merger Sub is a party, and the fulfillment of and compliance with the respective terms thereof, do not and will not (with or without due notice or lapse of time or both) (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under,

(iii) result in a violation of, or (iv) require any authorization, consent, approval, exemption or other action by or declaration or notice to, or filing with, any Governmental Entity or other Person pursuant to, the charter or bylaws of Parent, Buyer or Merger Sub or any material Contract, or any material Legal Requirement, to which Parent, Buyer or Merger Sub or any of their respective assets is subject (other than the filing of a Certificate of Merger with, and the acceptance for record thereof by, the Secretary of State of the State of Delaware), except, in each case, to the extent that a Material Adverse Effect upon their ability to perform their obligations hereunder would not result.

5.4 Financing. Buyer has, and will have on the Closing Date and at all times during the period beginning on the date hereof and ending on the Closing Date, sufficient cash on hand that is available to consummate the transactions contemplated hereby, including to pay the Merger Consideration, any Indebtedness of the Acquired Companies repaid in connection herewith, the Company Transaction Expenses, all amounts payable to the Equityholders pursuant to Section 1.9 and the fees and expenses of Parent, Buyer and Merger Sub related to the transactions contemplated hereby. Buyer confirms that it is not a condition to Closing or any of its other obligations under this Agreement that Buyer obtain financing for or in connection with the transactions contemplated by this Agreement.

5.5 Securities Matters.

(a) Since May 25, 2021, Parent has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") (such documents and any other documents filed by Parent with the SEC since January 1, 2018, as have been supplemented, modified or amended since the time of filing, collectively, the "Parent SEC Documents"). None of Parent's Subsidiaries is currently, or since becoming a Subsidiary of Parent has been, required to file any forms, reports or other documents with the SEC.

(b) As of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or in each case, if amended prior to the Effective Time, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be. As of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or in each case, if amended prior to the Effective Time, as of the date of the last such amendment, the Parent SEC Documents did not, and any Parent SEC Documents filed with or furnished to the SEC subsequent to the Effective Time will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(c) To the Parent's knowledge, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC comment. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the knowledge of Parent, threatened, in each case regarding any accounting practices of Parent.

(d) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(e) Each of the consolidated financial statements (including in all cases the notes thereto, if any) contained in or incorporated by reference into the Parent SEC Documents (a) was prepared in accordance with generally accepted accounting principles consistently applied throughout the periods covered thereby, except as may be indicated in the notes thereto and subject in the case of the unaudited financial statements to the absence of footnote disclosures and changes resulting from normal year-end adjustments for recurring accruals and (b) fairly presented in all material respects in accordance with generally accepted accounting principles the consolidated financial position and the results of operations, changes in stockholders' equity, and cash flows of Parent and its consolidated subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by generally accepted accounting principles and the applicable rules and regulations of the SEC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

(f) The Equity Consideration will have been duly authorized and, when issued and delivered pursuant to the terms of this Agreement, as applicable, will be validly issued, fully paid and non-assessable free and clear of all Liens and other contractual or other restrictions of transferability or voting (other than restrictions on transfer arising under securities laws, this Agreement or the Lock Up Agreement) and will not have been issued in violation of, or subject to, any pre-emptive rights or other contractual rights to purchase securities.

5.6 Brokerage. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract binding upon Parent, Buyer or any of their Affiliates.

Article 6
Additional Agreements

6.1 Conduct of the Company. During the period from the date of this Agreement to the earlier of the Closing and the date that this Agreement is terminated in accordance with Section 8.1:

(a) the Company will, and will cause its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and the Company (except with respect to any COVID-19 Measures), will and will cause its Subsidiaries to, use commercially reasonable efforts to (A) maintain and preserve intact the current organization, business, assets and franchise of the Company and such Subsidiary and to preserve the rights, franchises, goodwill and relationships of their employees, customers, lenders, suppliers, regulators and others having business relationships with Company and each of its Subsidiaries, (B) maintain in effect all of its material Permits and (C) keep available the services of its directors, officers and key employees (unless the Company reasonably believes such services are not beneficial for the Company's and the Subsidiaries' businesses); and

(b) except as (i) set forth on Schedule 6.1(b), (ii) otherwise consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) otherwise contemplated by this Agreement, (iv) in connection with any COVID-19 Measures or (v) as would constitute a violation of applicable law, the Company shall not, and shall cause its Subsidiaries not to, (A) take any action that would have required disclosure pursuant to Schedule 4.21 if such action had been taken after the date of the Latest Balance Sheet and prior to the date hereof, (B) enter into any termination, retention, pay in lieu of notice, severance or change of control agreement or arrangement with any officer, director, employee, consultant or individual service provider of any Acquired Company who receives annual compensation in excess of $100,000, (C) make or grant or announce any bonus, incentive, severance or profit sharing distribution or similar payment of any kind or increase or decrease in the compensation or benefits of any current or former employee, officer or other service provider of any Acquired Company,

(D) other than renewals or making Employee Benefit Plans or PEO Plans available to newly hired or promoted employees or individual service providers in the ordinary course of business, entered into, established, adopted, amended or modified or terminated any Employee Benefit Plan or PEO Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Employee Benefit Plan if in effect on the date hereof increased the benefits provided under any Employee Benefit Plan or PEO Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Employee Benefit Plan if in effect on the date hereof, and (E) accelerate or commit to accelerate the vesting, funding or payment of any compensation or benefits under any Employee Benefit Plan or PEO Plan.

(c) Notwithstanding anything in this Section 6.1 to the contrary, Buyer and Merger Sub acknowledge and agree that the Company may determine it needs to take measures or will sustain impacts on its business as a result of COVID-19, and nothing herein shall prevent any Acquired Company from taking any reasonable measure it deems fit in order to preserve its business as a result thereof, nor shall any such impact sustained by the Company be deemed as a breach of this Section 6.1. Notwithstanding anything to the contrary contained herein, nothing herein shall prevent any Acquired Company or the business thereof from taking or failing to take any action, including the establishment of any policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures; provided, however, that prior to taking or failing to take any material action pursuant to this Section 6.1(c), the Acquired Companies shall consult in good faith with Buyer and consider in good faith Buyer's recommendations with respect thereto.

(d) Notwithstanding anything in this Section 6.1 to the contrary, at any time and from time to time prior the close of business on the day prior to the Closing, the Company shall be permitted (but not obligated), at any time and from time to time and whether or not in the ordinary course of business, to distribute of cash and cash equivalents of the Acquired Company prior to the close of business on the day prior to the Closing Date so long as such distributions do not adversely affect the operations of the business, other than with respect for distributions on the Business Day prior to the Closing Date.

6.2 Access. During the period from the date of this Agreement to the earlier of the Closing and the date that this Agreement is terminated in accordance with Section 8.1 (a) the Company shall grant to Buyer and its authorized representatives reasonable access, during normal business hours and upon reasonable notice, to the personnel, properties, books and records of the Acquired Companies that are in the possession or under the control of the Acquired Companies, (b) the Company shall to furnish to Buyer and its authorized representatives such financial, Tax and operating data and other information relating to the Acquired Companies in such Person's possession as Buyer or its representatives may reasonably request in connection with the transactions contemplated hereby or to the extent relating to the transition of the Company's and its Subsidiaries' businesses to Buyer, and (c) instruct the employees, counsel and financial advisors of the Acquired Companies to reasonably cooperate with Buyer in connection with clauses (a) and (b); provided that (i) such access does not unreasonably interfere with the normal operations of any of the Acquired Companies, (ii) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, (iii) all requests for such access shall be directed to Nomura Securities International, Inc., the Chief Executive Officer or such other Person as the Company may designate in writing from time to time (collectively, the "Designated Contacts"), and (iv) nothing herein shall require the Company to provide access to, or to disclose any information to, Buyer or any of its representatives if such access or disclosure, in the good faith reasonable belief of the Company, (y) would waive any legal privilege or (z) would be in violation of applicable laws or regulations of any Governmental Entity (including the HSR Act and other competition laws). Other than the Designated Contacts or as expressly provided in the preceding sentence or as otherwise agreed by the Company, Buyer is not authorized to and shall not (and shall cause its employees, agents, representatives and Affiliates not to) contact any officer, director, employee, customer, supplier, joint-venture partner, lessor, lender or other material business relation of the Company or any of its

Subsidiaries prior to the Effective Time without the prior written consent of the Company, other than in the ordinary course of its business and unrelated to the transactions contemplated hereby. Buyer shall, and shall cause its representatives and financing sources to, abide by the terms of the Confidentiality Agreement with respect to such access and any information furnished to it or its representatives or financing sources.

6.3 Press Releases. No press release or other public disclosure relating to the subject matter of this Agreement shall be made by any party hereto (or any of their respective Affiliates) without the prior written approval of the Company (prior to the Closing) or the Equityholders' Representative (following the Closing) and Buyer (which shall not be unreasonably withheld, conditioned or delayed); provided, however, that (a) Buyer and its Affiliates may make any public disclosure it believes in good faith is required by any Legal Requirement, regulation or stock exchange rule (in which case the disclosing Party shall advise the other Party and the other Party shall, if practicable, have the right to review and reasonably comment on such press release or announcement prior to its publication), (b) Buyer and its Affiliates shall be entitled, without the written consent of the Equityholders' Representative, to answer questions from analysts and investors of Buyer and its Affiliates related to the transactions contemplated hereby and (c) no such prior approval shall be required in connection with any press release, public announcement or other public communication by a Party or any Affiliate of a Party if the contents of such press release, public announcement or other public communication that relate to the transactions contemplated by this Agreement are limited to information that previously has been publicly disclosed in accordance with the terms of this Agreement.

6.4 [Reserved.]

6.5 Expenses. Except as otherwise provided herein or therein, Buyer and Merger Sub will pay their own, and the Equityholders will pay the Company's and their own, fees, costs and expenses (including fees and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees and expenses) incurred in connection with or related to the sales process, the negotiation of this Agreement and the other Transaction Documents, the performance of the obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, including all fees, costs and expenses arising from any breach of any provision of this Agreement.

6.6 Tax and Related Matters.

(a) The Merger Consideration (plus any assumed liabilities and other items required to be taken into account for income Tax purposes) will be allocated among the assets and properties of the Acquired Companies in accordance with Sections 751, 755, and 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local, or non-U.S. law, as appropriate) in accordance with the methodologies set forth on Exhibit C. For purposes of determining the amount paid and amount realized with respect to any Equity Consideration delivered pursuant to this Agreement, the parties agree that the Equity Consideration shall be deemed to have a fair market value equal to the Parent Trading Price. Within 90 days after the Merger Consideration is finalized pursuant to Section 1.6 (and promptly following any adjustments thereto after finalization), Buyer will deliver a schedule to the Equityholders' Representative setting forth such allocation, which shall be made in accordance with applicable principles under the Code and the methodologies set forth on Exhibit C, and shall incorporate any reasonable comments provided by the Equityholders' Representative in writing within 15 days of such delivery. Buyer, the Equityholders and the Acquired Companies will report, act and file Tax Returns in all respects and for all Tax purposes consistent with such allocation prepared by Buyer. The Acquired Companies will timely and properly prepare, execute, file and deliver all such documents, forms and other information as Buyer may reasonably request to prepare such allocation. Buyer, the Equityholders' Representative, and the Acquired Companies will not take any position for Tax purposes (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable law. The parties agree that for Tax purposes they will not treat Buyer as being deemed to receive a payment in exchange for assuming any deferred revenue of the Acquired Companies.

(b) All transfer, documentary, sales, use, stamp, registration, recordation, conveyance and other similar Taxes and fees (including any penalties and interest) (the "Transfer Taxes") incurred in connection with the transactions contemplated by this Agreement will be paid 50% by the Equityholders and 50% by Buyer. The Person primarily responsible for the filing of any Tax Return relating to such Transfer Taxes will file such Tax Return and, if required by applicable law, the other Parties will, and will cause their respective Affiliates to, join in the execution thereof.

(c) The Acquired Companies, on the one hand, and the Equityholders' Representative, on the other hand, will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns for Pre-Closing Tax Periods and any audit, litigation, or other proceeding with respect to Pre-Closing Tax Periods. Such cooperation will include the retention and (upon the other Party's request) the provision of records and information that are reasonably relevant to any such audit, litigation, or other proceeding, and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties agree to retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any taxable period beginning before the Closing Date in their respective possession on the Closing Date until the expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

(d) Other than (i) as requested by Buyer, (ii) any agreements solely among the Acquired Companies and (iii) any agreements entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes, all Tax-sharing agreements, Tax allocation agreements, Tax indemnity obligations or similar agreements, arrangements, understandings, and practices with respect to or involving any Acquired Company in existence prior to the Closing will be terminated as of the Closing Date and, after the Closing Date, the Acquired Companies will not be bound thereby or have any liability thereunder.

(e) In the case of any taxable period that includes (but does not end on) the Closing Date (a "Straddle Period"), the amount of any Taxes based on or measured by income, receipts, sales, payments, or payroll of the Acquired Companies for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or any pass-through entity will be deemed to end at such time), and the amount of other Taxes of or imposed on the Acquired Companies for a Straddle Period that relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

(f) After the Closing, the Acquired Companies will prepare or cause to be prepared and shall subsequently file or cause to be filed, at the expense of the Acquired Companies, all Tax Returns with respect to income Taxes of the Acquired Companies for Pre-Closing Tax Periods the due date of which (taking into account extensions of time to file) is after the Closing Date. All such Tax Returns shall be prepared and filed in a manner consistent with the past practices, procedures and accounting methods of the Acquired Companies to the extent permitted by applicable law; provided that, with respect to the preparation and filing of the Tax Returns under this Section 6.6(f) with respect to income Taxes, such Tax Returns shall reflect all applicable Transaction Tax Deductions in the Pre-Closing Tax Period so long as such Transaction Tax Deductions are "more likely than not" deductible (or deductible at a higher confidence level) in the Pre-Closing Tax Period (and, for that purpose, the safe harbor election of Internal Revenue Service Revenue Procedure 2011-29 (or corresponding state or local election) shall be made on the applicable Tax Return for any success-based fees). Buyer shall use commercially reasonable efforts to cause the Acquired Companies to deliver any such Tax Return with respect to income Taxes for any Pre-Closing Tax Period to the Equityholder's Representative at least thirty (30) days prior to the due date (taking into account valid extensions of time to file) thereof, and will incorporate such changes and revisions to such Tax Returns as are reasonably requested by the Equityholder's Representative in writing within twenty (20) days of delivery of such Tax Return and consistent with the standard set forth in the preceding sentence. Buyer shall cause the Acquired Companies to timely file all Tax Returns prepared pursuant to this Section 6.6(f).

(g) Excluding any Tax Returns described in Section 6.6(f), Buyer shall, at the expense of the Acquired Companies, prepare and file, or cause to be prepared and filed, all Tax Returns of the Acquired Companies for Pre-Closing Tax Periods the due date of which (taking into account extensions of time to file) is after the Closing Date. All such Tax Returns shall be prepared and filed in a manner consistent with the past practices, procedures and accounting methods of the Acquired Companies to the extent permitted by applicable law. Buyer shall use commercially reasonable efforts to deliver any such Tax Return for any Pre-Closing Tax Period to the Equityholders' Representative that shows any amount for which the Equityholders could be liable hereunder at least twenty (20) days prior to the due date (taking into account valid extensions of time to file) thereof for Equityholders' Representative's review and approval (which approval shall not be unreasonably withheld, conditioned, or delayed). Buyer shall cause the Acquired Companies to timely file all Tax Returns described in this Section 6.6(f).

(h) Tax Proceedings. After the Closing, the Acquired Companies and Buyer, as applicable, shall promptly notify the Equityholders' Representative in writing upon receiving notice from any taxing authority of any audit, claim, examination, litigation or other proceeding with respect to Taxes or Tax Returns for any Pre-Closing Tax Period or Straddle Period (each a "Tax Contest"). With respect to any Tax Contest that is solely with respect to Pre-Closing Tax Period (a "Pre-Closing Tax Contest"), the Equityholders' Representative shall have the right to elect in writing to control such Pre-Closing Tax Contest; provided, that (x) Buyer shall have the right to fully participate in any such Tax contest and to retain advisors of its choice (including to review in advance and reasonably comment upon material submissions made in the course of such Tax contest and to attend any material in-person or telephonic meetings) and (y) Equityholders' Representative shall keep Buyer reasonably informed of the status of such Tax contest. Equityholders' Representative shall not settle or compromise any Pre-Closing Tax Contest without Buyer's prior written consent, not to be unreasonably withheld, conditioned or delayed. If the Equityholders' Representative does not elect to control any such Pre-Closing Tax Contest, fails to diligently pursue any such Pre-Closing Tax Contest or the Tax Contest is not a Pre-Closing Tax Contest, then Buyer shall have the right to control such Tax Contest provided that (x) the Equityholders' Representative shall have the right to fully participate in any such Tax Contest at its own expense (including to review in advance and reasonably comment upon material submissions made in the course of such Tax Contest and to attend any material in-person or telephonic meetings), (y) Buyer shall keep the Equityholders' Representative reasonably informed of the status of such Tax Contest and (z) Buyer shall diligently pursue any such Tax Contest. Buyer shall not settle any such Tax Contest without the Equityholders' Representative's prior written consent (not to be unreasonably withheld, conditioned or delayed). With respect to any audit, claim, examination, litigation or other proceeding for a Pre-Closing Tax Period in which the Partnership Tax Audit Rules apply to the Acquired Companies, notwithstanding anything herein to the contrary, the Acquired Companies will make the election under Section 6226(a) of the Code with respect to the alternative to payment of any imputed underpayment by the applicable Acquired Company, and Buyer, Equityholders, Equityholders' Representative and the Acquired Companies will take any action necessary to effectuate the foregoing. None of the Equityholders' Representative, any Acquired Company or any of their Affiliates shall make any election or otherwise take any action to cause the Partnership Tax Audit Rules to apply at any earlier date than is required by law to any Acquired Company. In the event of a conflict between this Section 6.6(g) and Section 7.4, the provisions of this Section 6.6(g) shall control.

(i) The Parties intend that for U.S. federal income tax purposes (and applicable state and local income tax purposes), the transactions contemplated by this Agreement shall be treated as a sale of the equity interests of the Company by the Equityholders and a purchase of the assets of the Company by Buyer in accordance with Revenue Ruling 99-6, 1999-1 C.B. 432 (Situation 2) (collectively, the "Intended Tax Treatment"). No Party will take any action or position for Tax purposes inconsistent with the Intended Tax Treatment, and each Party will take all actions necessary to effectuate such treatment, including filing all applicable Tax Returns in a manner consistent with the Intended Tax Treatment.

(j) Post-Closing Tax Actions. After the Closing, Buyer shall not, and Buyer shall cause its Affiliates (including the Acquired Companies) not to, without the prior written consent of Equityholders' Representative (not to be unreasonably withheld, conditioned or delayed), (i) other than Tax Returns that are filed pursuant to this Section 6.6, file or amend or otherwise modify any Tax Return for a Pre-Closing Tax Period, (ii) after the date any Tax Return filed pursuant to this Section 6.6 is filed, amend or otherwise modify any such Tax Return, (iii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency for a Pre-Closing Tax Period other than in connection with a Tax Contest, (iv) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, or (v) make or initiate any voluntary contact with a Tax authority (including any voluntary disclosure agreement or similar process) regarding any Pre-Closing Tax Period. Notwithstanding the preceding sentence, if Buyer believes that applicable Legal Requirement affirmatively requires Buyer or the Acquired Companies to take an action described in clauses (i) through (v) of the preceding sentence (including any requirement due to the settlement or compromise of any audit or other proceeding with respect to Taxes or Tax Returns of the Acquired Companies), Buyer shall deliver written notice of such belief and the legal basis for determining that such action (the "Proposed Action") is so affirmatively required to the Equiyholders' Representative and the Equityholders' Representative shall have twenty days to notify Buyer if it agrees or disagrees with such conclusion and the legal basis therefor; provided that if the Equityholders' Representative does not agree with Buyer's conclusion, then such disagreement shall be promptly submitted to, and resolved by, the Accounting Firm, who shall apply a "more likely than not" standard (with the fees and expenses of the Accounting Firm borne by Buyer unless the Accounting Firm agrees with Buyer's position, in which case such fees and expenses shall be borne by the Equityholders' Representative); provided further, that if the Accounting Firm determines that applicable Legal Requirement affirmatively requires any action described in clauses (i) through (v) to be taken, then Buyer shall have the right to take such action subject to the Equityholders' Representative's right to review and approve the manner in which such action is taken (which approval shall not be unreasonably withheld, conditioned, or delayed). In the event the Equityholders' Representative agrees to the Proposed Action or does not provide written notice of its disagreement to the Proposed Action within twenty days of receipt of notice thereof, then Buyer shall be entitled to take such Proposed Action.

6.7 Confidentiality.

(a) Each Equityholder will treat and hold as confidential all of the Confidential Information and refrain from disclosing or using any of the Confidential Information except (i) in connection with this Agreement, as required by law or, (ii) in the case of any Equityholder that is an investment fund or a venture capital fund, to its existing and prospective investors, Affiliates and equityholders (including limited partners), who are subject to confidentiality obligations with respect to such disclosures, as may be legally or contractually required or reasonably necessary in the good faith exercise of fiduciary duties on the part of such Equityholder, and (iii) disclosing of the general terms of the Agreement and related summary financial performance to its actual and prospective limited partners and investors in connection with their reporting and fundraising activities, subject to customary confidentiality obligations with respect thereto. In the event that any Equityholder (or any officer or director thereof) is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Equityholder will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 6.7. If, in the absence of a protective order or the receipt of a waiver hereunder, any Equityholder (or any officer or director thereof) is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Equityholder (or any officer or director thereof) may disclose the Confidential Information to the tribunal; provided, however, that such Equityholder (or any officer or director thereof) will use his, her or its commercially reasonable efforts to obtain, at the reasonable request of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer will designate. Upon consummation of the transactions contemplated by this Agreement, each Equityholder will, and will cause its Affiliates, advisors, agents and representatives to deliver promptly to Buyer, at the request and option of Buyer, all tangible embodiments (and all copies) of such Confidential Information which are in such Equityholder's possession or under such Equityholder's control.

(b) Each of Buyer and Merger Sub acknowledges that the information provided to Buyer, Merger Sub and their affiliates and representatives in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Parent and the Company dated as of July 12, 2021 (as amended from time to time, the "Confidentiality Agreement"), the terms of which are incorporated herein by reference. The Confidentiality Agreement shall terminate at the Effective Time.

6.8 Exclusivity. The Company shall not, and shall cause each of its Subsidiaries and each of their respective directors, officers, employees, equityholders, debt holders, controlling parties, investment banking advisors, consultants, other advisors and other representatives (collectively, "Representatives") to not (a) directly or indirectly, solicit, participate in, engage in or otherwise knowingly facilitate discussions, conversations or negotiations with any third party in connection with a proposed investment in or acquisition of any capital stock or any assets of the Company (an "Alternative Acquisition"), or (b) provide any information with respect to the Acquired Companies to any third party in connection with an Alternative Acquisition or outside the ordinary course of business. The Company will promptly inform Buyer in writing of any third party inquiries or proposals (whether such inquiries or proposals are written or not) received by any Acquired Company or any of their respective equityholders, officers, directors, investment banking advisors, consultants, advisors, employees or other representatives, including a summary of the material terms of such inquiry or proposal and the identity of the party or parties making such inquiry or proposal. The covenants in this Section 6.8 will apply to any and all discussions, inquiries or proposals relating to an Alternative Acquisition in which any Acquired Company or their Representatives is involved, including currently ongoing discussions, inquiries or proposals.

6.9 Release. Effective upon the Closing, each Equityholder agrees that in no circumstances will such Equityholder bring any Action against the Acquired Companies or any of their respective officers, managers, directors or employees, in their capacity as such, arising out of any breach of the representations and warranties or covenants made by the Company or the Equityholders contained in this Agreement. Effective upon the Closing, each Equityholder hereby releases and forever discharges the Company and its Affiliates and their respective past, present, and future equityholders, directors, officers, employees, counsel, agents and representatives, and each of their respective successors and assigns (individually, a "Company Releasee" and, collectively, the "Company Releasees") from any Liability relating to any matter, circumstance or event occurring prior to the Closing or the operating agreements, bylaws or any other organizational document of any of the Acquired Companies (the "Company Released Claims"). Further, each Equityholder (by virtue of the adoption of the Agreement and the approval of the transactions contemplated hereby, including the Merger), for himself, herself or itself and on behalf of each of his, her or its heirs, executors, administrators, trustees, successors and assigns hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Company Released Claim, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Company Releasee based upon any Company Released Claim. Notwithstanding anything to the contrary herein, nothing contained in this Section 6.9 will be deemed to constitute a release (i) by any Equityholder of any right of such Equityholder under this Agreement or any other Transaction Document, (ii) to the extent an Equityholder is a current or former employee, consultant or individual service provider, by such Equityholder of any right of the Equityholder to receive accrued but unpaid wages, salary, compensation, bonuses, accrued vacation, and any other accrued but unpaid compensation and/or benefits (other than any equity-based compensation) owed to such Equityholder in his, her, or its capacity as such, or any employment rights that cannot be waived as a matter of applicable law, (iii) if the Equityholder is or was at any time an officer or director of any Acquired Company, by the Equityholder of the Equityholder's rights, if any, to continuing indemnification under (x) the organizational documents of the applicable Acquired Company, (y) with respect to any directors' and officers' liability insurance policy maintained by the Acquired Companies, and (z) any indemnification agreement to which the undersigned and the Company are parties thereto. Each Equityholder represents to the Company Releasees that such Equityholder has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Company Released Claim. Each Equityholder understands and hereby agrees that the release under this Section 6.9 with respect to the Company Released Claims will remain effective in all respects notwithstanding such additional or different facts and legal theories or the discovery of those additional or different facts or legal theories.

6.10 Director and Officer Liability and Indemnification and Insurance.

(a) Notwithstanding anything to the contrary contained in this Agreement, unless required by law, for six years following the Closing, Buyer shall not, and shall not permit the Surviving Company or any of the other Acquired Companies to, amend, repeal or modify in a manner adverse to the beneficiary thereof any provision in any of the Acquired Companies' certificate of incorporation or by-laws (or equivalent governing documents) relating to the exculpation or indemnification of current (i.e., as of the date hereof and as of the Closing) and former officers and directors of the Acquired Companies as in effect immediately prior to the Effective Time, it being the intent of the parties that the officers and directors of the Acquired Companies prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable law.

(b) At the Closing, the Company will obtain, maintain and fully pay for an irrevocable "tail" insurance policies covering (i) the Persons that are covered under the Acquired Companies' current policies of directors' and officers' liability insurance as direct beneficiaries (the "D&O Tail Policy") and (ii) any business liability from data breaches and other cyber business interruption that are covered under the Acquired Companies' current cyber insurance (the "Cyber Tail Policy"), each with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as the Acquired Companies' current insurance carrier with respect to 'such liability insurance in an amount and scope at least as favorable as the Acquired Companies' existing policies with respect to matters existing or occurring at or prior to the Closing Date. Buyer will not, or will cause the Acquired Companies not to, cancel or change the D&O Tail Policy or Cyber Tail Policy in any material respect.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.10 shall survive the consummation of the Closing for six years. In the event that Buyer or any of its successors or assigns (a) consolidates with or merges into any other Person, or (b) transfers all or substantially all of its properties or assets to any Person, then, and in each case, the successors and assigns of Buyer, as the case may be, shall expressly assume and be bound by the obligations set forth in this Section 6.10.

(d) The obligations of Buyer under this Section 6.10 shall not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 6.10 applies without the consent of such affected Person.

6.11 W-9 Delivery. The Company shall use commercially reasonable efforts to deliver to Buyer at least five (5) Business Days prior to the Closing Date, with respect to each Equityholder that is not a U.S. Person (within the meaning of 7701(a)(30) of the Code) a calculation, reasonably acceptable to Buyer, of any amounts required to be withheld with respect to such Equityholder (including a determination of any "amount realized" by such Equityholder with respect to the transactions contemplated by this Agreement) under Section 1446(f) of the Code and the Treasury Regulations thereunder; provided, however, that the parties agree and acknowledge that they shall reasonably cooperate prior to Closing to revise such calculation to take into account the fair market value of the Equity Consideration (as determined in accordance with Section 1.11 hereof) and the sole remedy of Buyer in connection with a failure by any Person to deliver the certificates or calculations described in this Section 6.11 shall be to withhold payment to such Person in accordance with Section 1.11, and, notwithstanding anything herein to the contrary, such failure shall not affect the obligations of Buyer to consummate the transactions at the Closing.

6.12 NYSE Listing. Promptly following the issuance of the Equity Consideration, Parent shall use reasonable efforts to cause the Parent Shares to be listed on the NYSE.

6.13 Parent Restricted Stock Units. Prior to the Closing, Parent shall allocate to management and key employees of the Company restricted stock units in Parent in the aggregate amount of seven million dollars ($7,000,000) (the "Parent RSUs"). Within seven (7) Business Days following the Closing Date, the Parent shall grant the Parent RSUs to the recipients selected by Parent, in consultation with Company, subject to execution by such recipient of the applicable grant agreements. The Parent RSUs will be subject to vesting based on continued employment over five (5) years from the Closing Date with twenty percent (20%) of the units vesting on the one-year anniversary of the Closing Date and then in quarterly installments thereafter; provided that in Parent's discretion Parent shall elect to have the vesting occur at the mid-point of a calendar quarter.

Article 7
REMEDIES FOR BREACHES OF THIS AGREEMENT AND OTHER MATTERS

7.1 Survival.

(a) All of the representations and warranties of the Parties contained in this Agreement will survive the Closing and continue in full force and effect thereafter until such time as provided in Section 7.1(b) (each time period described in Section 7.1(b), a "Survival Period" with respect to such specified representations, warranties or covenants). Notwithstanding anything to the contrary contained in this Agreement, for purposes of determining whether there has been a breach pursuant to this Article 7 and the amount of any Adverse Consequences resulting therefrom that are the subject matter of a claim for indemnification hereunder, each representation and warranty in this Agreement and each certificate delivered pursuant hereto will be read without regard and without giving effect to the term "material" or "Material Adverse Effect" or similar phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by a Buyer Party or Equityholder hereunder (as if such word were deleted from such representation and warranty).

(b) Each of the Fundamental Representations will survive for six years following the Closing Date. All representations and warranties in this Agreement other than the Fundamental Representations, will survive for one year following the Closing Date. All covenants set forth herein that by their terms are to be performed prior to the Closing will survive the Closing for one year following the

Closing Date. All covenants set forth herein that by their terms are to be performed following the Closing will survive the Closing indefinitely or, if any such covenant specifies a shorter time period, such shorter period as the applicable covenant by its terms survives.

7.2 Indemnification Provisions for Benefit of Buyer.

(a) The Equityholders will, severally and not jointly, in proportion to each such Equityholder's Allocated Share and Preferred Indemnity Allocated Share, as applicable, indemnify Buyer and its Affiliates (including following the Closing, the Acquired Companies) and its and their respective equityholders, members, partners, officers, directors, employees, agents, representatives, successors and assigns (each a "Buyer Party" and collectively, the "Buyer Parties") against and hold them harmless from, and pay on behalf of or reimburse them as and when incurred for, any Adverse Consequences, which they suffer, sustain or become subject to as a result of, arising out of, or relating to: the breach by the Company of any representation or warranty of the Company contained in Article 4 of this Agreement or any other certificate furnished to Buyer by the Company or the Equityholders' Representative pursuant to this Agreement in each case as of the date hereof and at and as of the Closing as though then made (except for such representations and warranties made as of a specific date, for which any breach shall be determined as of such date); the breach or nonfulfillment by the Company (on or prior to the Closing) or the Equityholders' Representative of any covenant or agreement contained in this Agreement; any Indemnified Taxes; any unpaid Company Transaction Expenses as of the Closing (to the extent not included as a reduction to the Merger Consideration); and any unpaid Indebtedness of the Acquired Companies as of the Closing (to the extent not included as a reduction to the Merger Consideration).

(b) The indemnification provided for in Section 7.2(a) will be subject to the following limitations:

(i) The Equityholders will be liable to a Buyer Party pursuant to Section 7.2(a) only if a Buyer Party gives the Equityholders' Representative notice thereof on or prior to the expiration of the applicable Survival Period set forth in Section 7.1(b); provided that any claims asserted in writing by notice from a Buyer Party to the Equityholders' Representative prior to the expiration date of the applicable Survival Period shall not thereafter be barred by the expiration of such Survival Period and such claims, and all related indemnification obligations, shall survive until finally resolved;

(ii) The Equityholders will not be liable to Buyer Parties for any Adverse Consequences pursuant to Section 7.2(a)(i) (other than breaches of Fundamental Representations) unless and until the aggregate amount of such Adverse Consequences relating to all such breaches exceeds $800,000 (the "Threshold"), at which time the Equityholders will be liable for any Adverse Consequences in excess of the Threshold (subject to Section 7.2(b)(iii));

(iii) The Buyer Parties may not recover any claims against the Equityholders pursuant to Section 7.2(a)(i) (other than breaches of Fundamental Representations, which will also not be included in the calculation of the General Cap) in excess of the full amount of the Indemnification Escrow Amount (the "General Cap"); provided that such limitation shall not apply to any recovery for any claims arising from Fraud and such amounts shall not count toward the General Cap;

(iv) All claims of the Buyer Parties will be satisfied (A) first, by the Equityholders in proportion to each Equityholder's Allocated Share until the aggregated amount of such Adverse Consequences is equal to the result of (x) the Merger Consideration minus (y) the aggregate Liquidation Preference payable to the Preferred Holders and (B) second, by the Preferred Holders in proportion to each such Preferred Holder's Preferred Indemnity Allocated Share.

(v) The Buyer Parties may not recover any additional claims against the Equityholders pursuant to Section 7.2(a) in excess of an amount equal to the Merger Consideration.

(vi) The Buyer Parties shall not have any right to indemnification under Section 7.2(a) or otherwise under this Agreement for Taxes (i) that are attributable to taxable periods (or portions thereof) beginning after the Closing Date (other than with respect to any breach of any of the representations in Sections 4.8(f), (g), (j) and (n)), (ii) that are due to the unavailability in any taxable period (or portion hereof) beginning after the Closing Date of any net operating losses, credits or other Tax attribute from a taxable period (or portion thereof) ending on or prior to the Closing Date, or (iii) that directly result from the breach of the covenant in Section 6.6 by any of the Buyer Parties or their Affiliates.

7.3 Indemnification Provisions for Benefit of the Equityholders. Parent and Buyer, jointly and severally, will indemnify the Equityholders and hold the Equityholders harmless against, and pay on behalf of or reimburse them as and when incurred for, any Adverse Consequences (other than Adverse Consequences in their capacity as, or as a result of being, an equityholder of Buyer or any of its Affiliates) which they suffer, sustain or become subject to as a result of, arising out of, or relating to: (a) the breach of any representation or warranty contained in Article 5 of this Agreement or any other certificate furnished to the Company or the Equityholders' Representative by Parent, Buyer or Merger Sub pursuant to this Agreement in each case as of the date hereof and at and as of the Closing as though then made (except for such representations and warranties made as of a specific date, for which any breach shall be determined as of such date); or (b) the breach or non-fulfillment by Parent, Buyer or Merger Sub of any covenant or agreement contained in this Agreement; provided that, (x) Parent and Buyer will not be liable to the Equityholders for any Adverse Consequences under Section 7.3(a) with respect to breaches of the representations and warranties set forth in Section 5.5 unless and until the aggregate amount of such Adverse Consequences relating to such breaches exceeds the Threshold, at which time Parent and Buyer will be liable for any Adverse Consequences in excess of the Threshold; provided that the Equityholders may not recover any additional claims against Parent or Buyer pursuant to (i) Section 7.3(a) with respect to breaches of the representations and warranties set forth in Section 5.5 once Parent and Buyer have paid an aggregate amount equal to the General Cap to the Equityholders and (ii) Section 7.3(a) (other than with respect to breaches of the representations and warranties set forth in Section 5.5) and Section 7.3(b) once Parent and Buyer have paid an aggregate amount equal to the Merger Consideration to the Equityholders.

7.4 Matters Involving Third Parties.

(a) If any Equityholder or any Buyer Party seeks indemnification under Section 7.2 or Section 7.3, as applicable, such Person (the "Indemnified Party") will give written notice to the other Person (the "Indemnifying Party") specifying in reasonable detail the basis for the claim. In that regard, if any Liability brought or asserted by any third party which, if adversely determined, may entitle the Indemnified Party to indemnity pursuant to Section 7.2 or Section 7.3, as applicable (a "Third Party Claim"), the Indemnified Party will promptly notify the Indemnifying Party of the same in writing, specifying in detail the basis of such Liability and the facts pertaining thereto; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party will relieve the Indemnifying Party from any Liability or Adverse Consequences hereunder unless, and only to the extent, the delay in notice materially prejudices the Indemnifying Party's ability to defend such claim; provided further that in the event of a conflict between this Section 7.4 and Section 6.6(h), the provisions of Section 6.6(h) shall control.

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(b) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 30 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, criminal or quasi criminal proceeding, action, indictment, allegation or investigation, (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedent, custom or practice materially adverse to the continuing business interests of the Indemnified Party, (iv) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently and (v) in the case of a claim by a Buyer Party, Buyer would not be liable hereunder for more than 50% of the expected amount of the Adverse Consequences assuming the alleged facts in the Third Party Claim were true.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 7.4(b), (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate to the extent permitted by law or court rules in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent will not be withheld unreasonably) and (iii) the Indemnifying Party will not consent to the entry or any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which consent will not be withheld unreasonably).

(d) In the event that any of the conditions in Section 7.4(b) is or becomes unsatisfied, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith) and (ii) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 7.4.

7.5 Manner of Payment. Any indemnification payment of Buyer Parties or any Equityholders pursuant to this Article 7 will be effected by cashier's or certified check or by wire transfer of immediately available funds from Buyer or Equityholders, as the case may be, to an account designated by the Paying Agent or Buyer, as the case may be, within five days after the determination of indemnification amounts; provided that the Parties will treat all indemnification payments made pursuant to this Agreement as adjustments to the Merger Consideration for Tax purposes to the extent permitted by applicable law; provided that, from and after the Closing, the Buyer Parties' sole recourse in respect of the matters identified in Section 7.2(a)(i) (other than with respect to breaches of Fundamental Representations) will be recovery against the amounts in the Indemnification Escrow Account.

7.6 Insurance Recovery. Each Indemnified Party that is a Buyer Party shall use its commercially reasonable efforts to recover under insurance policies (including from the R&W Insurance Policy) for any Adverse Consequences prior to seeking recovery (but not making a claim for indemnification) against the Equityholders to the extent contemplated by this Article 7; provided, that any dispute as to the applicability of, or delay in obtaining, such recovery shall not be a basis for delay or refusal of payment by any Indemnifying Party that is an Equityholder under this Agreement. In determining the liability of a Party for any Adverse Consequence pursuant to this Article 7, no Adverse Consequence will be deemed to have been sustained by such Party to the extent of any proceeds actually received by such

Party from any insurance recovery during the year in which the claim for the Adverse Consequences was made (net of all costs of such recovery and the present value of any associated increase in premiums) with respect to insurance coverage in place as of the date of such claim.

7.7 Exclusive Remedy. Each party acknowledges and agrees that, from and after the Closing (including with respect to all matters arising under environmental laws or involving the Comprehensive environmental response compensation and LIABILITY act) (except for (i) disputes under Section 1.6(b), which disputes will be resolved in accordance with the dispute mechanism set forth in Section 1.6(b), (ii) claims for fraud (AS DEFINED HEREIN) (in which case none of the limitations herein shall apply), (iii) claims under any Transaction Document (other than this Agreement) OR (IV) REMEDIES PURSUANT TO SECTION 10.5), its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the Schedules and the transactions contemplated hereby and thereby shall be pursuant to the indemnification provisions set forth in this Article 7.

Article 8
TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Company Member Approval and Company Preferred Member Approval:

(a) by mutual written consent of Buyer and the Company;

(b) by Buyer, by written notice to the Company, if the Company has breached or failed to perform any of its covenants or other agreements set forth in this Agreement or if any representation or warranty of the Company contained in Article 4 of this Agreement shall be or shall have become inaccurate, in either case (i) such that the conditions set forth in Section 2.1 or Section 2.2 would not reasonably be expected to be satisfied if the Closing were then to otherwise occur and (ii) such breach or failure to perform or inaccuracy cannot be cured by the Company or, if capable of being cured, shall not have been cured by the earlier of the Outside Date and the date that is fifteen (15) days after receipt by the Company of notice in writing from Buyer, specifying the nature of such breach and requesting that it be cured; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 8.1(b) if it is then in breach of its obligations under this Agreement and such breach would cause the conditions set forth in Section 3.1 or Section 3.2 to not be satisfied if the Closing were then to otherwise occur;

(c) by the Company, by written notice to Buyer, if Buyer has breached or failed to perform any of its covenants or other agreements set forth in this Agreement or if any representation or warranty of Buyer contained in this Agreement shall be or shall have become inaccurate, (i) such that the conditions set forth in Section 3.1 or Section 3.2 would not be reasonably expected to be satisfied if the Closing were then to otherwise occur and (ii) such breach or failure to perform or inaccuracy cannot be cured by Buyer or, if capable of being cured, shall not have been cured by the earlier of the Outside Date and the date that is fifteen (15) days after receipt by Buyer of notice in writing from the Company, specifying the nature of such breach and requesting that it be cured; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if it is then in breach of its obligations under this Agreement and such breach would cause the conditions set forth in Section 2.1 or Section 2.2 to not be satisfied if the Closing were then to otherwise occur; or

(d) by either Buyer or the Company if the Closing has not occurred on or prior to November 9, 2021 (the "Outside Date"), by reason of the failure of any condition precedent under Article 2 and Article 3 hereof; provided that neither Buyer nor the Company will be entitled to terminate this Agreement pursuant to this Section 8.1(c) if the willful breach of this Agreement by Buyer (in the event of a termination being sought by Buyer) or the Company (in the event of a termination being sought by the Company) has prevented satisfaction of the conditions or the consummation of the transactions contemplated hereby at or prior to such time.

8.2 Effect of Termination. In the event of termination of this Agreement by either Buyer or the Company as provided above, this Agreement will forthwith become void and there will be no Liability on the part of any Party to any other Party or its officers, directors, employees, equityholders or representatives other than Liability of the Company or Buyer, as the case may be, for (i) Fraud or (ii) any Liability for willful breach of its covenants and agreements under this Agreement (which, for the avoidance of doubt, shall be deemed to include any failure by Buyer to consummate the transactions contemplated by this Agreement if it is obligated to do so hereunder) occurring prior to such termination. The provisions of this Section 8.2 (Effect of Termination), Section 6.3 (Press Releases), Section 6.5 (Expenses), Section 6.7 (Confidentiality) and Article 10 (Miscellaneous) (in each case, including the related definitions) will survive any termination of this Agreement.

Article 9
Certain Definitions

"Accredited Investor" means an "accredited investor" as defined in Regulation D promulgated by the SEC under the Securities Act.

"Acquired Companies" means the Company and its Subsidiaries.

"Action" means any action, claim, cause of action, suit, proceeding, charge, inquiry, arbitration, complaint, hearing, investigation, audit, lawsuit, litigation, order, complaint or claim (whether at law or in equity, whether civil, criminal, administrative, judicial or investigative).

"Additional Merger Consideration" means, as of any date of determination, without duplication, the sum of: (i) the portion of the Adjustment Escrow Amount paid or payable to the Equityholders pursuant to this Agreement and the Escrow Agreement, (ii) the portion of the Indemnification Escrow Amount paid or payable to the Equityholders pursuant to this Agreement and the Escrow Agreement, (iii) the portion of the Equityholders' Representative Expense Fund Amount paid or payable to the Equityholders pursuant to this Agreement and (iv) any consideration paid or payable to the Equityholders pursuant to Section 1.6(c) in accordance with such Equityholder's Allocated Share.

"Adjustment Escrow Amount" means an aggregate amount of $1,000,000.

"Adverse Consequences" means, with respect to any Person, damage or other Liability whether or not arising out of a Third Party Claim, including all amounts paid or incurred in connection with any action, demand, proceeding, investigation or claim by any third party (including any Governmental Entity) against such Person; provided that Adverse Consequences arising from punitive damages will only be recoverable by an Indemnified Party if owed to a third party.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, (including all directors and officers of such Person) controlled by, or under common control with, such Person.

"Affiliated Group" means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).

"AI Cash Percentage" means the total (expressed as a percentage) equal to (i) one hundred percent (100%) minus the AI Equity Percentage.

"AI Closing Percentage" means the percentage of the aggregate Merger Consideration, as set forth in the Allocation Schedule, payable to the Equityholders who are Accredited Investors and have executed and returned their (i) Letter of Transmittal (in the case of a Unitholder) or Option Cancellation Agreement (in the case of an Optionholder) and (ii) Accredited Investor questionnaire, at least 2 business days prior to the Closing.

“AI Holdback Amount” means an amount equal to (i) the AI Holdback Sharing Percentage multiplied by (ii) the value of the Equity Consideration that would be payable following the Closing to all Equityholders who are not Consented Equityholders at the Closing assuming all such Equityholders are Accredited Investors.

“AI Holdback Sharing Percentage” means the percentage equal to (i) the Consented Shortfall Percentage divided by (ii) (a) 100% minus (b) the Consented Percentage

"AI Equity Percentage" means the quotient (expressed as a percentage) of (i) the Consented Equity Percentage divided by the AI Closing Percentage.

"Allocable Portion of the Closing Merger Consideration" means, with respect to any Unit or Option outstanding immediately prior to the Effective Time, an amount, rounded down to the nearest whole cent, equal to that portion, if any, of the Closing Merger Consideration that would be payable in respect of such Unit or Option, as applicable, if the Company were liquidated immediately after the Closing and the Closing Merger Consideration was available for distribution to the Unitholders in accordance with the Allocation Schedule and the terms of the Operating Agreement.

"Allocated Share" means, for any Equityholder, the percentage across from such Equityholder's name under the heading "Allocation Share" set forth on the Allocation Schedule, which shall be calculated (a) with respect to each holder of Units, the quotient of (expressed as a percentage) (1) the total number of shares of Common Shares outstanding as of immediately prior to the Effective Time held by such holder (including, for the avoidance of doubt, the Common Shares into which the outstanding Preferred Shares (including the Preferred Shares into the which each Credit Union Member receive pursuant to Section 1.13) would be convertible as of immediately prior to the Effective Time), divided by (2) the Fully-Diluted Number, and (b) with respect to each holder of Vested Options, the quotient of (expressed as a percentage) (1) the total number of shares of Common Shares that would be issued assuming the exercise of all outstanding Vested Options held by such Optionholder, assuming such exercise immediately prior to the Effective Time, divided by (2) the Fully-Diluted Number.

"Allocation Schedule" means the schedule delivered by the Company to Buyer and attached hereto as Exhibit D, and may be updated as necessary by the Company prior to Closing, to the extent consistent with the distribution provisions set forth in the Operating Agreement, which sets forth with respect to each Equityholder (i) the number and class of Capital Stock owned by such Equityholder as of immediately prior to the Effective Time, (ii) such Equityholder's Liquidation Preference, (iii) the number of Vested Options held by such Equityholder as of immediately prior to the Effective Time (including the strike price of such Vested Option and designation of such Optionholder as an Employee Option Holder or Non-Employee Option Holder), (iv) such Equityholder's Allocated Share (which will be used to calculate any payments of Additional Merger Consideration and Forfeited Management Proceeds due to such Equityholder), (v) the portion (expressed as a dollar amount) of the Closing Cash Merger Consideration payable to such Equityholder with respect to such Equityholder's Capital Stock in accordance with Section 1.14, (vi) the portion (expressed as a dollar amount) of the Cash Option Payments payable to such Equityholder with respect to such Equityholder's outstanding Vested Options in accordance with Section 1.12, (vii) the portion (expressed as a dollar amount) of the Equity Option Payments, which will be allocated pro rata among the Accredited Investors, payable to such Equityholder with respect to such Equityholder's outstanding Vested Options in accordance with Section 1.12, (viii) the Equity Consideration, which will be allocated pro rata among the Accredited Investors, attributable to such Equityholder in respect of such Equityholder's Capital Stock, (ix) such Equityholder's Allocated Share (expressed as a dollar amount) of the Escrow Amount, (x) such Equityholder's Allocated Share (expressed as a dollar amount) of the Equityholders' Representative Expense Fund Amount and (xi) such Preferred Holder's Preferred Indemnity Allocated Share and (xii) the amount of any Taxes required to be withheld from any amounts payable or consideration otherwise deliverable to such Equityholder in connection with the Merger; provided that two (2) days prior to the Closing, each of the Closing Cash Merger Consideration and Equity Consideration payable to Equityholders, who are Accredited Investors, shall be adjusted so that the percentage of Merger Consideration allocable to such Equityholders in (i) Closing Cash Merger Consideration shall be equal to AI Cash Percentage and (ii) in Equity Consideration shall be equal to AI Equity Percentage.

"Business Day" means a day on which banks are open for business in Redmond, WA, but does not include any day that is a Saturday, Sunday or a statutory holiday in the State of Washington.

"Capital Stock" means (i) in the case of a corporation, any and all shares (however designated) of capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership or limited liability company, any and all partnership or membership interests (whether general or limited), (iv) in any case, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, and (v) in any case, any right to acquire any of the foregoing.

"CARES Act" means the Coronavirus Aid, Relief and Economic Security Act, (Pub. L. No. 116-136), as amended, and the guidance, rules and regulations promulgated thereunder (including IRS Notices 2020-22 and 2020-65), or any other law or executive order or executive memorandum (including the Payroll Tax Executive Order) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. law and including any related or similar orders or declarations from any Governmental Entity).

"Closing Cash Merger Consideration" means the Estimated Cash Merger Consideration minus the Escrow Amount minus the Equityholders' Representative Expense Fund Amount minus the PPP Escrow Amount.

"Closing Indebtedness Amount" means as of immediately prior to the Closing, the amount of all Indebtedness of the Acquired Companies.

"Closing Merger Consideration" means the Closing Cash Merger Consideration and the Equity Consideration.

"Code" means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated and rulings issued thereunder, as amended, supplemented or substituted therefor from time to time.

"Common Shares" has the meaning for such term as set forth in the Operating Agreement.

"Company Data" means (i) information that identifies a particular consumer, including all information classified as "personally identifiable information," "personal data," "nonpublic personal information," or similar data under any applicable Data Security Requirements, and (ii) confidential information (including source code and financial data), in each case whether in electronic or any other form or medium, in each case of (i) and (ii) that is collected, acquired, processed, or stored by an Acquired Company.

"Company Incentive Plans" means the Company 2014 Share Plan and the Company 2011 Share Plan, in each case as amended or restated from time to time and as currently in effect.

"Company Intellectual Property" means all Intellectual Property owned or purported to be owned by any Acquired Company.

"Company Member Approval" means the written consent of the Equityholders holding greater than 50% of Common Shares of the total issued and outstanding of the Company as of the execution of this Agreement.

"Company Preferred Member Approval" means the written consent of the Required Series B Holders and Required Series CD Holders.

"Company Systems" means all computer software, computer hardware, electronic data processing, data communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, in each case that are owned or used by any Acquired Company in the conduct of the Business.

"Company Transaction Expenses" means (a) the fees and disbursements payable to legal counsel, accountants, investment bankers and other professional advisors of any Acquired Company or the Equityholders in connection with the process of selling the Acquired Companies transactions contemplated by this Agreement; (b) any success, retention, stay, sale, transaction, change of control, severance, termination or similar bonuses (excluding for the avoidance of doubt the payment of the Aggregate Options Proceeds) (in each case, together with the employer portion of any employment, payroll, social security, unemployment, withholding or other similar Taxes related thereto) made or to be made by or on behalf of any Acquired Company solely as a result of the consummation of the transactions contemplated hereunder; (c) the employer portion of any employment, payroll, social security, unemployment, withholding or other similar Taxes related to any payments made in connection with the transactions contemplated by this Agreement, including the Aggregate Options Proceeds; (d) 100% of the costs and expenses associated with the D&O Tail Policy; (e) 50% of the fees for the Escrow Agent; (f) 50% of the costs, expenses and premiums of the R&W Insurance Policy; (g) 50% of the fees payable to the Paying Agent; (h) 100% of the costs and expenses of the Cyber Tail Policy and (i) all other taxes, fees and expenses, in each case, incurred by the Acquired Companies or the Equityholders in connection with the transactions contemplated by this Agreement.

"Confidential Information" means all information (whether or not specifically identified as confidential), in any form or medium, that is disclosed to, or developed or learned by any Equityholder as an owner of Capital Stock of the Company, as an employee or consultant of any Acquired Company, in the performance of duties for, or on behalf of, any Acquired Company or that relates to the Business or the business, services or research of the Acquired Companies or any of their respective investors, partners, affiliates, strategic alliance participants, officers, directors, employees or equityholders or their respective Affiliates, including: (i) internal business information (including information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the Company, its Affiliates and their confidential information; (iii) industry research compiled by, or on behalf of any Acquired Company, including identities of potential target companies, management teams, and transaction sources identified by, or on behalf of, any Acquired Company; (iv) compilations of data and analyses, processes, methods, track and performance records, data and data bases relating thereto; (v) computer software documentation, data and data bases and updates of any of the foregoing; and (vi) the terms of this Agreement and the transactions contemplated hereby except for disclosure required by Governmental Entities, provided, however, "Confidential Information" does not include any information that any Equityholder can demonstrate has become generally known to and widely available for use within the industry other than as a result of the acts or omissions of such Equityholder in breach of this Agreement.

“Consented Equityholder” means an Equityholder that has executed and returned a Letter of Transmittal and Accredited Investor questionnaire (in the case of a Unitholder) or Option Cancellation Agreement (including the Accredited Investor questionnaire therein) (in the case of an Optionholder), at least 2 business days prior to the Closing.

"Consented Equity Percentage" means the product of (expressed as a percentage) (i) the Consented Percentage multiplied by the Total Equity Percentage.

"Consented Percentage" means the aggregate percentage of the Estimated Closing Merger Consideration to which all Consented Equityholders are entitled hereunder (disregarding the second to last sentence of Section 1.14(a)).

“Consented Shortfall Percentage” means 95% minus the Consented Percentage, not to exceed 5% or be less than 0%.

"Contract" means any agreement, contract, instrument, commitment, lease, guaranty, indenture, license, or other arrangement or understanding between parties or by one party in favor of another party, whether written or oral.

"COVID-19" means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

"COVID-19 Measures" means any quarantine, "shelter in place", "stay at home", social distancing, shut down, closure, sequester or any other Legal Requirement, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to, the CARES Act.

"Credit Union Members" means VyStar Credit Union, a credit union chartered under Florida law ("Vystar"), Switchthink Solutions, LLC, an Arizona limited liability company ("Switchthink"), and Washington State Employees Credit Union, a credit union chartered under the laws of the state of Washington ("WSECU").

"Data Security Requirements" means to the extent applicable to an Acquired Company, all of the following to the extent relating to the access, collection, use, processing, storage, sharing, distribution, transfer, destruction, disclosure, or security of any Company Data, or otherwise relating to applicable privacy, security, or security breach notification requirements: (i) the Company's and each

Acquired Company's own rules, policies, and procedures; (ii) all applicable Legal Requirements; (iii) industry standards and generally accepted practices applicable to Company's business in the United States, including the Payment Card Industry Data Security Standard (PCI DSS) and Payment Application Data Security Standard (PA-DSS); and (iv) agreements, contracts, and other arrangements into which the Company or any Acquired Company has entered into.

“Designated Equityholder” means an Equityholder whose Allocable Portion of the Closing Merger Consideration is less than $25,000 or any other Equityholder agreed by the Company and Buyer to be considered a Designated Equityholder hereunder; provided that for purposes of this Agreement a Designated Equityholder shall not be considered an Accredited Investor for purposes used hereunder unless otherwise agreed by the Company and Buyer.

"Employee Benefit Plan" means any Employee Pension Benefit Plan, Employee Welfare Benefit Plan, fringe benefit, bonus, equity or equity-based, incentive, retention, change in control, deferred compensation, retirement, vacation, paid time off, sick leave, stock purchase, stock option, welfare, post-employment welfare, profit sharing, retirement, employment, consulting, severance or other benefit or compensation plan, program, policy, agreement, or arrangement, whether or not subject to ERISA, that is sponsored, maintained, contributed to, or required to be contributed to by any Acquired Company or under or with respect to which any Acquired Company has any Liability, other than any PEO Plans or those maintained by a Governmental Entity.

"Employee Option Holder" means each holder of Vested Options that is a current or former employee of Parent, the Company and/or any of their respective Subsidiaries.

"Employee Pension Benefit Plan" has the meaning set forth in Section 3(2) of ERISA.

"Employee Welfare Benefit Plan" has the meaning set forth in Section 3(1) of ERISA.

"Environmental Laws" means all Legal Requirements concerning public or worker health or safety (solely with respect to exposure to Hazardous Materials), pollution or protection of the environment.

"Equity Consideration" means the number of shares of Parent Common Stock equal to $66,500,000, calculated using the Parent Trading Price for the VWAP Measurement Period.

"Equityholder" means each Unitholder and each Optionholder.

"Equityholders' Representative Expense Fund Amount" means $100,000.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder, as amended, supplemented or substituted therefor from time to time.

"Escrow Agent" means Acquiom Clearinghouse LLC, as the Escrow Agent under the Escrow Agreement.

"Escrow Agreement" means an escrow agreement reasonably satisfactory to Buyer and the Equityholders' Representative, to be entered into by and among Buyer, the Equityholders' Representative and the Escrow Agent.

"Escrow Amount" means an amount equal to the Adjustment Escrow Amount plus the Indemnification Escrow Amount.

"Estimated Cash Merger Consideration" means the Cash Merger Consideration component of the Estimated Merger Consideration.

"Ex-Im Legal Requirements" means all U.S. and non-U.S. Legal Requirements relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, and the customs and import laws administered by U.S. Customs and Border Protection.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fraud" means Delaware common law fraud, committed with the element of scienter.

"Fully-Diluted Number" means an amount equal to the sum of (a) the total number of shares of Common Shares outstanding as of immediately prior to the Effective Time (including, for the avoidance of doubt, the Common Shares into which the outstanding Preferred Shares (including the Preferred Shares into the which each Credit Union Member receive pursuant to Section 1.13) would be convertible as of immediately prior to the Effective Time), plus (b) the total number of shares of Common Shares that would be issued assuming the exercise of all outstanding Vested Options, assuming such exercise immediately prior to the Effective Time.

"Fundamental Representations" means the representations and warranties set forth in Sections 4.1 (Organization; Authority; Authorization), 4.2 (Capital Stock, Options and Related Matters), 4.3 (Subsidiaries; Investments), 4.8 (Tax Matters), and 4.12 (Brokers).

"GAAP" means generally accepted accounting principles, consistently applied, in the United States and consistent with the Acquired Companies' past practices.

"Governmental Entity" means the United States of America or any other nation, any state, any province, or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including any arbitrator or arbitral body (public or private), or any industry self-regulatory authority.

"Governmental Official" means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

"Hazardous Material" means any substance, material or waste as to which Liability or standards of conduct are imposed pursuant to Environmental Law due to its hazardous or deleterious properties or characteristics.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

"Income Taxes" means Taxes imposed on, or determined by reference to, (i) net or gross income or (ii) multiple bases if one or more of the bases upon which such tax may be imposed on or determined by reference to is described in clause (i) of this definition.

"Indebtedness" means, with respect to any Person: (i) any indebtedness for borrowed money (including all accrued but unpaid interest, premiums, expenses, commitment fees, reimbursements, indemnities, penalties and all other amounts payable in connection therewith), (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any Liabilities for the deferred purchase price of property or services with respect to which a Person liable, as obligor or otherwise (other than trade payables and other current liabilities which are included in the calculation of Net Working Capital), (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit (whether drawn or undrawn), performance bonds, customs bonds, surety bonds, bankers acceptances and fidelity bonds), (v) any indebtedness guaranteed in any manner by a Person (including guarantees in the form of an agreement to repurchase or reimburse), (vi) all deferred rent, (vii) any Liability under any synthetic lease or any lease which has been or should be recorded under GAAP as a capital lease with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (viii) any Liability under conditional sale or other title retention agreements, (ix) any Liabilities secured by a Lien on any of the assets or properties of such Person, (x) any Liabilities of such Person arising out of interest rate and currency swap arrangements or any other hedging arrangements, (xi) any amounts, owed by a Person to any Person under any earn-out or similar performance payment (assuming the maximum amount of any such earn-out or similar performance payment is payable), noncompetition, consulting or nonqualified deferred compensation arrangements (including the employer's share of payroll, social security, unemployment and similar Taxes in respect of such amounts) other than what is included in the calculation of Net Working Capital, (xii) the Pre-Closing Income Tax Amount, (xiii) any "applicable employment taxes" (as defined in Section 2302(d)(1) of the CARES Act) deferred pursuant to Section 2302 of the CARES Act, (xiv) unpaid paid time off and bonuses, calculated as through such obligations were due and payable on the Closing Date, and the employer's share of unpaid payroll, social security, unemployment and similar Taxes and (xv) any Liabilities in respect of unpaid severance, retention or incentive or transaction or special bonuses in respect of any employees of the Acquired Companies (including the employer's share of payroll, social security, unemployment and similar Taxes as a result of such payments and any amounts payable to gross-up any excise or income Taxes relating thereto). The Closing Indebtedness Amount will include all principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection with the foregoing which would be payable if such Indebtedness were paid in full at the Closing. For the avoidance of doubt, "Indebtedness" shall not include any item that would otherwise constitute "Indebtedness" that is (1) an obligation between any Company and any Subsidiary of any Company or between any Subsidiaries of any Company, (2) an obligation under any operating lease, (3) an undrawn letter of credit, or (4) any PPP Loans not forgiven prior to the Closing and accounted for in the PPP Escrow Amount.

"Indemnification Escrow Amount" means $800,000.

"Indemnified Taxes" means: (a) all Taxes (or the non-payment thereof) of the Acquired Companies for all Pre-Closing Tax Periods, including any "applicable employment taxes" (as defined in Section 2302(d)(1) of the CARES Act) that any Acquired Company has elected prior to the Closing to defer until after the Closing Date pursuant to Section 2302 of the CARES Act, and for the avoidance of doubt, including any imputed underpayment imposed on, or with respect to the assets and operations of, the Acquired Companies with respect to a taxable period ending on or before the Closing that is paid in a taxable year after the Closing pursuant to Code Section 6225; (b) all Taxes of any member of an Affiliated Group of which any Acquired Company (or any of their respective predecessors) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation; and (c) any and all Taxes of any Person imposed on any Acquired Company as a transferee or successor, by contract, or pursuant to any law as the result of transactions or events occurring prior to the Closing (other than pursuant to any contract entered into in the ordinary course of business the primary purpose of which is not Taxes).

"Intellectual Property" means all intellectual property and proprietary rights in any jurisdiction throughout the world, including: (i) patents and patent applications; (ii) trade secrets, know-how, and confidential information; (iii) copyrights; (iv) domain names; (v) trade names, logos, common law trademarks and service marks and trademark and service mark registrations, together with all goodwill associated therewith, and related applications and registrations therefor; and (vi) rights in computer software, whether in source code or object code, and documentation.

"Investment" as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including partnership interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

"IRS" means the U.S. Internal Revenue Service.

"Knowledge" when applied to the Company means the actual knowledge without further inquiry of Ron Bergamesca, Marcell King, Nate Dudek, Tom Pierce, Karen Buell or Carly Fannon.

"Legal Requirement" means any law (including common law), statute, code, constitution, ordinance, rule, regulation, order, judgment, writ, injunction, act, decree or any other determination, award, ruling or direction of any arbitrator or any Governmental Entity.

"Liability" or "Liabilities" means any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other loss, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, and whether due or become due and regardless of when asserted.

"Lien" or "Liens" means any security interest, pledge, license, encumbrance, claim, bailment (in the nature of a pledge or for purposes of security), hypothecation, mortgage, deed of trust, the grant of a power to confess judgment, conditional sales and title retention agreement (including any lease in the nature thereof), charge, or other similar arrangement or interest in real or personal property. For the avoidance of doubt, the term "Lien" shall not be deemed to include any non-exclusive license, option, covenant or other contractual obligation with respect to Intellectual Property.

"Liquidation Preference" means, with respect to any Preferred Share outstanding immediately prior to the Effective Time, an amount, rounded down to the nearest whole cent, equal to that portion, if any, of the Closing Merger Consideration payable to such Preferred Share in preference to the Common Shares, on as converted basis, if the Company were liquidated immediately after the Closing and the Closing Merger Consideration was available for distribution to the Unitholders as set forth on the Allocation Schedule and the terms of the Operating Agreement.

“Lock Up Agreement” means a lock up agreement, in form of Exhibit E attached hereto.

"Mandatory Exchange" means a mandatory exchange of Shares (as defined in the Tech Holdings LLC Agreement) for Units of the Company pursuant to Section 4.2(a)(iii)(2) of the Tech Holdings LLC Agreement (in the case of Vystar), Section 4.2(a)(iv)(2) of the Tech Holdings LLC Agreement (in the case of Switchthink) and Section 4.2(a)(v)(2) of the Tech Holdings LLC Agreement (in the case of WSECU) assuming a Parent Cash Liquidity Event (as defined in the Tech Holdings LLC Agreement) was consummated.

"Material Adverse Effect" means any event, change, circumstance, development, effect, or state of facts that, when considered individually or in the aggregate, is, or is reasonably likely to be,

materially adverse to: (a) the business, financial condition, assets, liabilities, operations or results of operations of the Acquired Companies, or (b) the ability of the Company to perform its obligations under the transaction agreement or to consummate the transactions contemplated thereby. "Material Adverse Effect" will not include: (i) earthquakes, floods, hurricanes, tornadoes, volcanic eruptions, wildfires, natural disasters or other "acts of God", (ii) the announcement or performance of this Agreement (subject to the compliance by the Company, the Equityholders and the Company with Section 6.3 and their applicable Support Agreement and Option Cancellation Agreement), (iii) taking any action expressly permitted or required by this Agreement, (iv) the termination or reduction in business by clients, customers, suppliers, distributors, partners, financing sources, employees and/or independent contractors to the extent due to the identity of Buyer or its Affiliates, (v) any failure by the Company or any of the Company's Subsidiaries to meet any projections, forecasts or estimates (provided, that this clause (v) shall not prevent a determination that any event, change, circumstance, development, effect, or state of facts underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect), (vi) any change in general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, (vii) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States or any pandemic or epidemic (including COVID-19 and any law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, "sheltering-in-place", curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak, including COVID-19), (viii) financial, banking, or securities markets (including (w) any disruption of any of the foregoing markets, (x) any change in currency exchange rates, (y) any decline or rise in the price of any security, commodity, contract or index and (z) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the transactions contemplated hereby), (ix) changes in GAAP or other applicable accounting rules or the interpretation thereof after the date hereof, or (x) changes in Legal Requirements after the date hereof, unless, in any of the cases specified in clauses (i), (vi), (vii), (viii), (ix), (x) and (xi) above, such event, change, circumstance, development, effect, or state of facts has or is reasonably likely to have a disproportionate impact on the Acquired Companies, taken as a whole, relative to the other companies in the industries in which any of the Acquired Companies operate; provided, however, that only the extent of such disproportionate impact on the Acquired Companies shall be taken into account for purposes of determining whether a Material Adverse Effect has occurred.

"Multiemployer Plan" has the meaning set forth in Section 3(37) of ERISA.

"Net Working Capital" means, as of the close of business on the day before the Closing Date, (i) the sum of the current assets of the Company (excluding (a) cash and cash equivalents, and (b) deferred and current income Tax assets), minus (ii) the sum of the current liabilities of the Company (excluding (a) Indebtedness, (b) Company Transaction Expenses, and (c) deferred and current income Tax liabilities), in each case, as determined in accordance with GAAP. An illustrative calculation of Closing Net Working Capital as of June 30, 2021 is set forth on Exhibit F.

"Net Working Capital Target" means [negative $600,000].

"Non-Employee Option Holder" means each holder of Vested Options that is not an Employee Option Holder.

"NYSE" means the New York Stock Exchange.

"Off-the-Shelf Software" means click‑wrap, shrink‑wrap or other software licenses for unmodified, commercially available, off‑the‑shelf software used by the Acquired Companies solely for their internal business purposes, in each case with aggregate license, maintenance, support and other fees of less than $100,000 per year.

"Open Source Software" means software or other materials that are licensed pursuant to: (i) any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (which licenses shall include all versions of GNU GPL, GNU LGPL, GNU Affero GPL, MIT license, Eclipse Public License, Common Public License, CDDL, Mozilla Public License, BSD license and Apache license) or (ii) any other similar license, including those under which such software are distributed or licensed as "free software," "open source software".

"Operating Agreement" means the Tenth Amended and Restated Operating Agreement of the Company, dated as of January 22, 2021, by and among the Company and its members.

"Option" means any option that is exercisable for Capital Stock of the Company and issued pursuant to a grant agreement between the Optionholder and the Company.

"Option Cancellation Agreement" means an agreement between the Company and the Optionholder, in the form attached hereto as Exhibit G pursuant to which such Optionholders' Options will be cancelled in exchange for a portion of the Merger Consideration.

"Optionholders" means any holder of Options.

"Ordinary course of business" means the ordinary course of the Acquired Companies' business consistent with past custom and practice.

"Parent Common Stock" means the class A common stock of Parent.

"Parent Shares" means the shares of Parent Common Stock issued by Parent pursuant to the terms and conditions of this Agreement.

"Parent Trading Price" means the volume-weighted average sales price per share of Parent Common Stock on the New York Stock Exchange calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours over the VWAP Measurement Period.

"Partnership Tax Audit Rules" means Sections 6221 through 6241 of the Code, together with any guidance issued thereunder or successor provisions and any similar provision of state or local Tax laws.

"Party" or "Parties" means any party hereto.

"Paying Agent" means Acquiom Financial LLC, a Colorado limited liability company, as the payments administrator pursuant the Paying Agent Agreement.

"Paying Agent Agreement" means a Payments Administration Agreement, in form and substance reasonably satisfactory to Buyer and the Equityholders' Representative, to be entered into at the Closing by Buyer, Equityholders' Representative and the Paying Agent.

"Payoff Letters" means those payoff letters associated with the Repaid Indebtedness, in form and substance reasonably satisfactory to Buyer, which shall indicate the Payoff Amounts and the recipients thereof.

"Payroll Tax Executive Order" means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-65 and IRS Notice 2021-11).

"PEO Plan" means any benefit or compensation plan or arrangement maintained by a third party professional employer organization for the benefit of employees of an Acquired Company and under which an Acquired Company is a participating employer.

"Permits" means any permits, filings, notices, licenses, consents, authorizations, accreditation, waivers, registrations, approvals and the like of, to or with any Governmental Entity or any other Person.

"Permitted Liens" means (a) Liens for Taxes or assessments and similar charges, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and as to which adequate reserves have been established on the Company's financial statements in accordance with GAAP, (b) Liens imposed by applicable law and incurred in the ordinary course of business for obligations not yet due and payable to landlords, carriers, warehousemen, laborers, materialmen and the like, (c) zoning, building codes and other land use Legal Requirements regulating the use or occupancy of any Leased Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such Leased Real Property and (d) easements, covenants, conditions, restrictions and other similar matters affecting title to any Leased Real Property and other title defects which do not materially impair the use or occupancy of such Leased Real Property or the operation of the business of the Company.

"Person" means an individual, a partnership, a corporation, an association, a limited liability company a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity.

"PPP Escrow Agreement" means an escrow agreement by and between PPP Lender and the Company, in a form reasonably satisfactory to Buyer.

"PPP Escrow Amount" means an amount equal to the entire principal of the PPP Loan incurred by the Company plus accrued interest thereon through the Closing Date.

"PPP Loan" means a loan incurred under 15 U.S.C. 636(a)(36) (as added to the Small Business Act by Section 1102 of the CARES Act), and the "Company PPP Loan" means that certain SBA Loan No. 7052647209 incurred by the Company.

"PPP Lender" means Webster Bank, National Association.

"Pre-Closing Income Tax Amount" means an amount (which may not be less than zero in any jurisdiction) equal to the sum of the Pre-Closing Income Tax Liability of the Acquired Companies separately calculated for each jurisdiction in which the Acquired Companies are currently filing Tax Returns for Income Taxes or in which any Acquired Company started doing business after December 31, 2020.

"Pre-Closing Income Tax Liability" means, with respect to any jurisdiction, an amount (which may not be less than zero) equal to the liability for Income Taxes unpaid as of the Closing Date for taxable years or periods beginning on or after January 1, 2020 for which an applicable Tax Return has not been filed and the Taxes shown as due thereon have not been paid prior to the Closing with respect to such jurisdiction; provided that, for purposes of calculating any such liability for Income Taxes: (i) such liability for Income Taxes shall be calculated in accordance with the past practice (including reporting positions, elections and accounting methods) of the Acquired Companies in preparing Tax Returns for Income Taxes, (ii) all deductions (including the Transaction Tax Deductions) of the Acquired Companies attributable to the transactions contemplated by this Agreement (including, without limitation, any deductions attributable to the Company Transaction Expenses, amounts included in Indebtedness, or other compensatory payments) shall be taken into account to the extent "more likely than not" deductible (or deductible at a higher level of confidence) in the Pre-Closing Tax Period and applying the seventy percent safe-harbor election under Revenue Procedure 2011-29 to any "success-based fees," (iii) any Taxes attributable to financing or refinancing arrangements entered into at any time by or at the direction of Buyer or any of its Affiliates (which, for the avoidance of doubt, shall not include the Acquired Companies prior to the Closing) or any other transactions entered into by or at the direction of Buyer or any of its Affiliates (which, for the avoidance of doubt, shall not include the Acquired Companies prior to the Closing) in connection with the transactions contemplated by this Agreement after the Closing shall not be taken into account, (iv) any Income Taxes attributable to transactions outside the ordinary course of business on the Closing Date after the Closing not specifically contemplated by this Agreement shall be excluded, (v) any liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent Income Taxes or with respect to uncertain Tax positions and any liabilities arising from any change in accounting methods shall be excluded, (vi) any election made after the Closing that increases the amount of income realized in (or Tax payable for) a Pre-Closing Tax Period shall be excluded, (vii) all deferred Tax liabilities established, or required to be established, for GAAP purposes shall be excluded, (viii) any Taxes otherwise taken into account in calculating Indebtedness, Net Working Capital, or Company Transaction Expenses shall be excluded, and (ix) any overpayments of Income Taxes with respect to the tax year immediately preceding the taxable period (or portion thereof) ending on and including the Closing Date shall be taken into account as reductions of the liability for Income Taxes for the tax period (or portion thereof) ending on the Closing Date.

"Pre-Closing Tax Period" means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Taxable period that commences on or before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

"Preferred Holder" means a holder of Preferred Shares.

"Preferred Indemnity Allocated Share" means, with respect to each Preferred Holder, a percentage equal to the quotient of (x) the Liquidation Preference receivable by such Preferred Holder as set forth in the Allocation Schedule, divided by (y) the aggregate Liquidation Preference receivable by all Preferred Holders as set forth in the Allocation Schedule.

"Preferred Shares" means each of Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares, Series D-1 Preferred Shares, Series D-2 Preferred Shares, Series Y-1 Preferred Shares and Series Y-2 Preferred Shares.

"Principal Equityholder" means each holder set forth on Schedule 9.1(a).

"R&W Insurance Policy" shall mean that certain representation and warranty insurance policy for the benefit of Buyer obtained in connection with this Agreement; provided, that the R&W

Insurance Policy shall contain a customary waiver of subrogation rights against the Equityholders except in the case of Fraud.

"Registration Rights Agreement" means that certain Registration Rights Agreement dated as of May 24, 2021 among Paymentus Holdings, Inc. and each of the parties thereto.

"Required Series B Holders" has the meaning for such term as set forth in the Operating Agreement.

"Required Series CD Holders" has the meaning for such term as set forth in the Operating Agreement.

"Sanctioned Country" means any country or region that is (or the government of which is), or has been in the last five years, the subject or target of a comprehensive embargo under Sanctions Legal Requirements (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela and the Crimea region of Ukraine).

"Sanctioned Person" means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Legal Requirements or Ex-Im Legal Requirements, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control's ("OFAC") Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (i); or (iii) any national of a Sanctioned Country.

"Sanctions Legal Requirements" means all U.S. and non-U.S. Legal Requirements relating to economic or trade sanctions, including the laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), and the United Nations Security Council.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Series A Preferred Shares" has the meaning for such term as set forth in the Operating Agreement.

"Series B Preferred Shares" has the meaning for such term as set forth in the Operating Agreement.

"Series C Preferred Shares" has the meaning for such term as set forth in the Operating Agreement.

"Series D Preferred Shares" has the meaning for such term as set forth in the Operating Agreement.

"Series D-1 Preferred Shares" has the meaning for such term as set forth in the Operating Agreement.

"Series D-2 Preferred Shares" has the meaning for such term as set forth in the Operating Agreement.

"Series Y-1 Preferred Shares" has the meaning for such term as set forth in the Operating Agreement.

"Series Y-2 Preferred Shares" has the meaning for such term as set forth in the Operating Agreement.

"Share Plans" means the PayVeris, LLC 2011 Share Plan and PayVeris, LLC 2014 Share Plan.

"Specified Management Equityholders" means the Persons set forth on Schedule 9.1 (b).

"Specified Restricted Share Agreements" means those certain agreements between the Company and each of the Specified Management Equityholders as set forth on Schedule 9.1(b), as amended from time to time.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For the avoidance of doubt, with respect to the Company, "Subsidiary" shall include Tech Holdings and PayVeris Cooperative LLC, a Delaware limited liability company.

“Support Agreement” means a support agreement, in form of Exhibit H attached hereto, or such other similar agreement in a form as agreed to by Buyer and the Company.

"Tax" or "Taxes" means any federal, state, local, or non-U.S. taxes, fees, assessments, levies, customs, duties or other charges in the nature of a tax imposed by any Governmental Entity, including income, gains, capital gains, gross receipts, license, payroll, employment, excise, escheat, unclaimed property, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, and all other similar charges in the nature of a tax, and including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Return" means any federal, state, local, or non-U.S. returns, declarations, reports, claims for refund, estimates, elections, information returns or other documents (including any amendments or related or supporting schedules, supplements, statements, exhibits or information) filed or required to be filed in connection with the determination, assessment, reassessment, imposition or collection of any Taxes of any party or the administration of any laws, regulations or other Legal Requirements relating to any Taxes.

"Total Equity Percentage" means the quotient (expressed as a percentage) of (i) $66,500,000 divided by (ii) the sum of (a) the Cash Merger Consideration (as used in the Estimated Merger Consideration) and (b) $66,500,000.

"Trading Day" means any day on which the Parent Common Stock is traded on the New York Stock Exchange; provided that "Trading Day" shall not include any day on which the Parent Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

"Transaction Documents" means this Agreement and the Contracts and other documents contemplated to be delivered or executed in connection herewith.

"Transaction Tax Deductions" means any item of Tax loss, deduction or credit, as determined for U.S. federal, state, local or non-U.S. Income Tax purposes, resulting from or attributable to (a) amounts that are included in Net Working Capital, Indebtedness or Company Transaction Expenses, provided that to the extent such amounts are success-based fees within the meaning of Revenue Procedure 2011-29 the parties agree to rely on the safe harbor such that seventy percent (70%) of fees shall be treated as deductible, (b) bonuses, the acceleration or vesting of any equity and any other compensatory amounts payable pursuant to the transactions contemplated by this Agreement and any payroll Taxes imposed with respect thereto, and (c) write-off of deferred financing fees and any other deductions resulting from the repayment of any Indebtedness.

"Unit" means all of the Capital Stock of the Company, including Common Shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares, Series D-1 Preferred Shares, Series D-2 Preferred Shares, Series Y-1 Preferred Shares and Series Y-2 Preferred Shares.

“Unitholder” means a holder of a Unit.

"Unvested Option" means an Option that is not a Vested Option.

"Vested Option" means an Option (or any portion thereof) that, as of immediately prior to the Effective Time, is vested, outstanding and exercisable, including any such Option (or portion thereof) that vests in connection with the consummation of the transaction contemplated by this Agreement either in accordance with the terms of the award agreement under which such Option was issued or as a result of the board of directors (or committee thereof) of the Company taking action, prior to the Effective Time, to accelerate the vesting thereof, (to the extent their vesting is so accelerated prior to Closing).

"VWAP Measurement Period" means the thirty (30) consecutive Trading Days ending on and including the Trading Day two days immediately preceding the Closing Date.

9.1 Additional Definitions.

Term	Section
Accounting Firm	1.6(b)
Adjustment Amount	1.6(c)
Adjustment Escrow Account	1.9(a)
Agreement	Preamble
AML Legal Requirements	4.24(b)
Anti-Corruption Legal Requirements	4.24(a)
Business	Recitals
Buyer	Preamble
Buyer Parties	7.2(a)

Certificate of Merger	1.1
Closing	1.5
Closing Date	1.5
Closing Statement	1.6(b)
COBRA	4.15(d)
Collective Bargaining Agreements	4.9(i)
Company	Preamble
D&O Tail Policy	6.10
Effective Time	1.1
Equityholders' Representative	Preamble
Escrow Agent	1.8(e)
Escrow Agreement	1.8(e)
Escrow Shortfall Amount	1.6(d)
Estimated Merger Consideration	1.6(a)
Excess Amount	1.6(d)
Final Cash Merger Consideration	1.6(c)
Financial Statements	4.5
Indemnified Party	7.4(a)
Indemnifying Party	7.4(a)
Insider	4.17
Interim Financial Statements	4.5
Invoices	1.8(i)
Latest Balance Sheet	4.5
Lease	4.19(b)
Leased Real Property	4.19(b)
Letter of Transmittal	1.16
Material Customers	4.18(a)
Material Suppliers	4.18(b)
Merger	Recitals
Merger Consideration	1.6(a)
Merger Sub	Preamble
Parent	Preamble
Payoff Amount	1.17
PPP Escrow Fund	1.18(a)
PPP Forgiven Amount	1.18(a)
PPP Forgiveness Expiration Date	1.18(a)
PBGC	4.15(b)
Permitted Liens	4.7
Plan	4.8(j)
Released Claims	6.9
Releasees	6.9
Repaid Indebtedness	1.17
Survival Period	7.1(a)
Surviving Company	1.2
Surviving Company LLC Agreement	1.3(b)
Third Party Claim	7.4(a)
Threshold	7.2(b)(ii)

Trade Controls	4.24(a)
Units	Recitals
WARN Act	4.14(a)

Article 10
Miscellaneous

10.1 Equityholders' Representative.

(a) By the adoption of the Merger, and by receiving the benefits thereof, including any consideration payable hereunder, each Equityholder shall be deemed to have approved Shareholder Representative Services LLC as the agent, representative, proxy and attorney-in-fact for each of the Equityholders to act as Equityholders' Representative as of Closing for all purposes in connection with this Agreement and any agreements ancillary hereto.

(b) Equityholders' Representative is hereby authorized by each Equityholder to act for and on behalf of such Equityholder for all purposes in connection with this Agreement and any related agreements, including to:

(i) take all actions required by, and exercise all rights granted to, Equityholders' Representative in this Agreement and the other Transaction Documents;

(ii) receive all notices or other documents given or to be given to the Equityholders by Buyer or the Company pursuant to this Agreement and the other Transaction Documents;

(iii) receive and accept service of legal process in connection with any Action against the Equityholders or the Company arising under this Agreement or any Transaction Document;

(iv) undertake, compromise, defend, settle, and deal in any way with any Action or indemnity claim hereunder on behalf of the Equityholders as a group or any Equityholder arising under this Agreement or any Transaction Document;

(v) execute and deliver on behalf of the Equityholders, or any of the Equityholders, all agreements, certificates and documents required or deemed appropriate by the Equityholders' Representative in connection with any of the transactions contemplated hereby or under the other Transaction Documents, whether before, at, or after Closing hereunder;

(vi) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated hereby or under the other Transaction Documents whether before, at, or after Closing hereunder;

(vii) consent to the settlement of any disputes in connection with Section 1.6 of this Agreement; and

(viii) take such other action as the Equityholders' Representative may deem appropriate, including:

(A) agreeing on behalf of the Equityholders, or any of the Equityholders, to any waiver, modification or amendment of this Agreement or any Transaction

Document and executing and delivering an agreement of such waiver, modification or amendment; and

(B) all such other matters as the Equityholders' Representative may deem necessary or appropriate to carry out the intent and purposes of this Agreement and the other Transaction Documents.

(c) Buyer and its Affiliates and the Escrow Agent will be entitled to rely upon, and will be fully protected in relying upon, the power and authority of the Equityholders' Representative without independent investigation. Buyer and its Affiliates and the Escrow Agent will have no liability whatsoever to the Equityholders or any other Persons for any acts or omissions of the Equityholders' Representative, or any acts or omissions taken or not taken by Buyer or any other Persons at the direction of the Equityholders' Representative.

(d) Except as otherwise indicated by the Equityholders' Representative in writing to Buyer, after the Closing, a decision, act, consent or instruction of the Equityholders' Representative relating to this Agreement and the other Transaction Documents will constitute a decision for all of the Equityholders, and will be final, binding and conclusive upon the Equityholders, and Buyer may rely upon any such decision, act, consent or instruction of the Equityholders' Representative as being the decision, act, consent or instruction of every Equityholder and Buyer will have no liability to any Equityholder as a result of such reliance; provided that, upon payment by Buyer of any amount required to be paid by Buyer to Equityholders' Representative (on behalf of the Equityholders) under this Agreement or the other Transaction Documents, Buyer will have no further obligations or liabilities to the Equityholders' Representative or any Equityholder with respect to such payment, and such Equityholder hereby waives any and all claims against Buyer with respect to such payment and agrees to indemnify and hold harmless Buyer for any claims made by such Equityholder with respect to such payment.

(e) The Equityholders' Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Equityholders' Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Equityholders' Representative may act in reliance upon any written instrument or signature received by it and reasonably believed to be genuine and/or properly executed. The Equityholders shall indemnify the Equityholders' Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses ("Representative Losses") arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Equityholders' Representative, the Equityholders' Representative will reimburse the Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Equityholders' Representative from (i) the funds in the Equityholders' Representative Expense Fund and (ii) any other funds that become payable to the Equityholders under this Agreement at such time as such amounts would otherwise be distributable to the Equityholders; provided, that while the Equityholders' Representative may be paid from the aforementioned sources of funds, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Equityholders' Representative be required to advance its own funds on behalf of the Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Equityholders' Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Equityholders' Representative or the termination of this Agreement.

(f) At the Closing, Buyer shall deliver to the Equityholders' Representative an amount equal to the Equityholders' Representative Expense Fund Amount (the "Equityholders' Representative Expense Fund") to be held to cover and reimburse the fees and expenses incurred by the Equityholders' Representative for its obligations in connection with the Transaction Documents, the transactions contemplated thereby, and any related agreements. The Equityholders will not receive any interest or earnings on the Equityholders' Representative Expense Fund and irrevocably transfer and assign to the Equityholders' Representative any ownership right that they may otherwise have had in any such interest or earnings. The Equityholders' Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Equityholders' Representative's responsibilities, the Equityholders' Representative will deliver any remaining balance of the Equityholders' Representative Expense Fund to the Paying Agent for further distribution to the Equityholders. For tax purposes, the Equityholders' Representative Expense Fund will be treated as having been received and voluntarily set aside by the Equityholders at the time of Closing.

(g) If the Equityholders' Representative shall resign or be removed by the Equityholders, the Equityholders shall (by consent of those Persons entitled to at least a majority of the Merger Consideration), within 10 days after such resignation or removal, appoint a successor to the Equityholders' Representative. Any such successor shall succeed the former Equityholders' Representative as the Equityholders' Representative hereunder.

10.2 No Additional Representations; Disclaimer.

(a) Buyer acknowledges and agrees that neither the Company nor any of its Affiliates or representatives, nor any other Person acting on behalf of the Company or any of their respective Affiliates or representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or their respective businesses or assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Schedules. Buyer further agrees that no Equityholder nor any of their respective direct or indirect Affiliates or representatives will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer's use of, any such information, including any information, document or material made available to Buyer or its Affiliates or representatives in certain "data rooms" and online "data sites," management presentations or any other form in expectation of the transactions contemplated by this Agreement.

(b) Each of Buyer and Merger Sub acknowledges and agrees that except for the representations and warranties of the Company expressly set forth in Article 4 hereof and any applicable Letter of Transmittal, the Units being acquired AS IS WITHOUT ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR INTENDED USE OR OTHER EXPRESSED OR IMPLIED WARRANTY. Each of Buyer and Merger Sub acknowledges and agrees that it has not relied on any statements, representations or warranties whatsoever, other than the representations and warranties of the Company expressly set forth in Article 4 of this Agreement.

(c) In connection with Buyer's investigation of the Company and its Subsidiaries, Buyer may have received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries. Buyer acknowledges that there are uncertainties inherent in attempting to make any such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Buyer shall have no claim against any Equityholder or any other Person with respect thereto except for the representations and warranties of the Company expressly set forth in Article 4 hereof and any holder of units in any applicable Letter of Transmittal. Accordingly, the Company makes no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts) except for the representations and warranties of the Company expressly set forth in Article 4 hereof.

10.3 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Buyer, Merger Sub, the Company or the Equityholders' Representative as applicable, in accordance with their specific terms or were otherwise breached by Buyer, Merger Sub, the Company or the Equityholders' Representative, as applicable. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without any requirement to post or provide any bond or other security in connection therewith, to prevent breaches of this Agreement by any of Buyer, Merger Sub, the Company or the Equityholders' Representative, as applicable, and to enforce specifically the terms and provisions hereof against Buyer, Merger Sub, the Company or the Equityholders' Representative, as applicable, in any court having jurisdiction, this being in addition to any other remedy to which the parties hereto are entitled at law or in equity.

10.4 No Third Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person other than the Parties (and, where indicated herein, with respect to Article 7, and the Affiliates of the Parties) and their respective successors and permitted assigns.

10.5 Entire Agreement. This Agreement (including the Schedules and the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, that may have related in any way to the subject matter hereof. The Parties agree that prior drafts of this Agreement and other agreements and other instruments entered into in connection with this Agreement relating to the transaction contemplated hereby will be deemed not to provide any evidence as to the meaning of any provision hereof or the intent of the Parties with respect hereto.

10.6 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the Parties named herein and their respective successors, permitted assigns, heirs, transferees, executors, administrators and legal representatives, but neither this Agreement nor any of the rights or obligations hereunder may be assigned (whether by operation of law, through a change in control or otherwise) by the Company without the prior written consent of Buyer, or by Buyer (except as otherwise provided in this Agreement) without the prior written consent of the Company (prior to the Closing) or the Equityholders' Representative (following the Closing); provided that Buyer may assign its rights and obligations under this Agreement (including its right to indemnification), in whole or in part, (a) to one or more of their respective Affiliates (including, for the avoidance of doubt, any Affiliate organized subsequent to the date hereof), (b) for collateral security purposes, to any lender providing financing to Buyer or any of its Affiliates and all extensions, renewals, replacements, refinancings and refundings thereof in whole or in part and (c) in connection with a (i) merger or consolidation involving Buyer or any of its Affiliates, (ii) a sale of Capital Stock or assets (including any real estate) of Buyer or any of its Affiliates or (iii) dispositions of Buyer or any of its Affiliates or any part thereof.

10.7 Counterparts; Delivery by Facsimile or PDF. This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages or signature pages delivery by electronic transmission in portable document format (pdf)), all of which taken together will constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (pdf), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument will raise the use of a facsimile machine or electronic transmission in portable document format (pdf) to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic transmission in portable document format (pdf) as a defense to the formation of a contract and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

10.8 Descriptive Headings. The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

10.9 Notices. All notices, consents, waivers and other communications required or permitted by this Agreement will be in writing and will be deemed given to a party (a) when delivered to the appropriate address by hand, (b) one day after being sent by nationally recognized overnight courier service (costs prepaid), or (c) when sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated on Schedule 10.9 (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties). Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means, but no such notice, request, demand, claim or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

10.10 Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement will be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.11 Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by Buyer and the Company (prior to Closing) or the Equityholders' Representative (following the Closing). No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.12 Incorporation of Schedules. The information set forth in disclosure schedules ("Schedules") identified and delivered pursuant to this Agreement on the date hereof are incorporated herein by reference and made a part hereof.

10.13 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Where specific language is used to clarify by example a general statement contained herein (such as by using the word "including"), such specific language will not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. Whenever required by the context, any pronoun used in this Agreement will include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs will include the plural and vice versa. Any references to dollars or $ will mean United States Dollars. Any item disclosed in any Schedule referenced by a particulate Section of this Agreement shall be deemed to have been disclosed with respect to any other section of the Disclosure Schedules to the extent that such is reasonably apparent on its face to be applicable to such other section. The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has breached any representation, warranty, or covenant contained herein (or is otherwise entitled to indemnification) in any respect, the fact that there exists another representation, warranty, or covenant (including any indemnification provision) relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached (or is not otherwise entitled to indemnification with respect thereto) will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant (or is otherwise entitled to indemnification pursuant to a different provision). Any reference to any particular Code section or any other Legal Requirement will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

10.14 Severability of Provisions. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Legal Requirement, but if any provision of this Agreement or the application of any such provision to any Person or circumstance will be held to be prohibited by, illegal or unenforceable under applicable Legal Requirement in any respect by a court of competent jurisdiction, such provision will be ineffective only to the extent of such prohibition, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.15 Provision Respecting Legal Representation. Buyer and the Company (each on behalf of itself and its Subsidiaries) hereby (a) waive any claim they have or may have that Kirkland & Ellis LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises after the Closing between Buyer, the Surviving Corporation or any Subsidiary and any Equityholder, Kirkland & Ellis LLP may represent any member of the Equityholder Group in such dispute even though the interests of such Person(s) may be directly adverse to Buyer, the Surviving Corporation or its Subsidiaries and even though Kirkland & Ellis LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute. Buyer and the Company (each on behalf of itself and its Subsidiaries) also further agree that, as to all legal communications prior to the Closing among Kirkland & Ellis LLP and the Company, its Subsidiaries, and the Equityholder Group that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Equityholder Group and shall be controlled by the Equityholders' Representative (on behalf of the Equityholder Group) and will not pass to or be claimed by Buyer, the Company or any of its Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Company or any of its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Company and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Kirkland & Ellis LLP to such third party; provided, however, that neither the Company nor any such Subsidiary may waive such privilege without the prior written consent of the Equityholders' Representative (on behalf of the Equityholder Group). Nothing in this Section 10.15 shall amend or modify that Letter Agreement re: Waiver of Conflict in Representation, dated July 15, 2021, by and among, Kirkland & Ellis LLP, Parent, the Company and the other parties thereto.

10.16 Consent to Jurisdiction. Each Party (a) irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware for the purpose of any Action arising out of or based upon this Agreement or relating to the subject matter hereof (b) waives, to the extent not prohibited by any Legal Requirement, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that such Party is not subject personally to the jurisdiction of the above named courts, that such Party's property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) agrees not to commence any Action arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such Action (other than for any Action seeking injunctive or other equitable relief) to any court other than one of the above named court whether on the grounds of inconvenient forum or otherwise. Each Party consents to service of process in any such proceeding in any manner permitted by Delaware law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.9 is reasonably calculated to give actual notice.

10.17 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES AND COVENANTS THAT IT NOT WILL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY THAT THIS SECTION 10.17 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE PARTIES ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.17 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PARENT: PAYMENTUS HOLDINGS, INC.

By: /s/ Dushyant Sharma
Name: Dushyant Sharma
Its: Chief Executive Officer

BUYER: PAYMENTUS GROUP, INC.

By: /s/ Dushyant Sharma
Name: Dushyant Sharma
Its: Chief Executive Officer
MERGER SUB:
PEACOCK MERGER SUB, LLC

By: /s/ Dushyant Sharma
Name: Dushyant Sharma
Its: Chief Executive Officer

COMPANY: PAYVERIS, LLC

By: /s/ Ron Bergamesca
Name: Ron Bergamesca
Its: Chief Executive Officer

EQUITYHOLDERS' REPRESENTATIVE: SHAREHOLDER REPRESENTATIVE SERVICES LLC

By: /s/ Sam Riffe
Name: Sam Riffe
Its: Managing Director